06

STONERIDGE, INC. 2006 ANNUAL REPORT

We are retooling Stoneridge – to be for an organization that exhibits excellent performance and is responsive to profitable opportunities.

Stoneridg



IN MEMORY OF OUR FOUNDER, DAVID MAX DRAIME

Through his success and ingenuity, David Max Draime lived the American Dream, yet remained humble throughout his life and always deflected praise to others. When he founded the predecessor to Stoneridge in 1965, the man everyone knew as "Max" had a passionate belief that if a company first took care of its customers and its people, the profits would naturally follow.

From that day on, Max instilled into Stoneridge a culture of high ethical standards, family and community values, and empowerment of people. Under his leadership, the Company grew from an operation with five employees and a small factory in Orwell, Ohio, to a global manufacturer serving a variety of customers in today's highly competitive automotive, truck, agricultural and off-highway vehicle markets.

At its start, the Company produced wire harnesses for agricultural vehicles. It later expanded into the automotive market, and sales increased from $1.6 million in 1976 to $105.4 million in 1987. At that point, approximately 90 percent of its sales came from a single U.S. automaker on a contract basis.

Recognizing the risks of such a high dependency on a single customer – as well as the opportunities available in the rapidly growing global marketplace and the increasing electronic content in vehicles – Max steered the Company onto a new road in 1987. Stoneridge embarked on a transformation away from contract manufacturing to focus on providing value-added, engineered electronic products to a wider range of markets and customers.

In addition to continuing the development of its existing technological expertise, Stoneridge quickly began to diversify its product offerings through acquisitions. In 1988, it acquired the Joseph Pollak Corporation, a maker of electronic and electromechanical switch products. Four years later, the Company purchased the Transportation Electronics Division of General Instruments, followed by the acquisitions of a power door lock actuator business and a Sweden-based manufacturer of electronic instrumentation panels in the mid-1990s.

In 1997, Stoneridge completed its initial public offering and began trading on the New York Stock Exchange. Since then, the business that Max Draime founded has continued its global expansion through joint ventures in Brazil and India, and through acquisitions that further expanded its offerings of vehicle sensor, actuation and switch products.

Max remained chairman of the Company until his death in 2006, and he never ceased in his determination to see Stoneridge achieve its full potential. A U.S. Navy veteran and graduate of Kent State University, he also gave a great deal back to the community through his support of education and the arts.

For the customers, employees and shareholders of Stoneridge, Max paved the way toward a successful future through his global vision and commitment to investing in technological excellence and long-term growth. His inspiration lives on for all who knew him.

FINANCIAL HIGHLIGHTS

(In thousands except per share data)

	2006	2005
Net sales	$ 708,699	$ 671,584
Operating income	$ 35,063	$ 23,303
Net income per diluted share	$ 0.63	$ 0.04
Working capital	$ 135,915	$ 116,689
Total assets	$ 501,807	$ 463,038
Long-term debt	$ 200,000	$ 200,000
Shareholders' equity	$ 178,622	$ 153,991

ABOUT THE COMPANY

Stoneridge, Inc., headquartered in Warren, Ohio, is a leading independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems principally for the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets. The Company has two reportable segments: Vehicle Management and Power Distribution, which includes electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems; and Control Devices, which includes electronic and electromechanical switches, control actuation devices, sensors and driver information systems. Additional information about Stoneridge can be found at www.stoneridge.com.

To Our Shareholders:

Retooling is a common and necessary practice in the automotive industry, where plants are regularly modified and upgraded for the production of a new and improved model. In short, it is an adaptation of an existing base, combining the best of the old with the innovation of new elements, to produce a more competitive car or truck.

In 2006, Stoneridge began its own retooling in a broader sense. We have examined the overall structure of the Company and determined where we need to retool to improve our performance for both the short and the long term.

The immediate result of this retooling was our commitment to achieve earnings of $0.30 to $0.40 per share in 2006. Our actual net income of $14.5 million, or $0.63 per diluted share, exceeded this commitment despite significant market challenges, including reductions in North American automotive production schedules, price concessions on many of our key products, and increasing commodity costs for raw materials such as copper. On the positive side, our performance was aided by strong production volumes in the North American commercial vehicle market, new product introductions in Europe, expansion of our European aftermarket, and our improved operational performance at selected facilities.

Our international joint ventures performed well in 2006. In Brazil, our PST joint venture contributed $6.8 million in equity earnings and we received a dividend payment for the second consecutive year. PST serves the vehicle electrical and electronic markets as well as the vehicle security system aftermarket in Brazil. We also increased our ownership in the Minda-Stoneridge joint venture, which produces electronic instrumentation products for the truck and automotive markets in India. We now have 49 percent ownership in Minda-Stoneridge, which expands our capabilities to provide product to our customers on a global basis to support their operations.



JOHN C. COREY
President and Chief Executive Officer

On the balance sheet, we have improved our management of working capital by reducing our exposure to past-due receivables, stepping up our collection efforts, and beginning to improve inventory turns. We are managing accounts payable by matching our purchasing terms with the expected terms from our customers. We also sold some assets – primarily excess land – which were not needed for the business. These actions, in addition to our improved earnings, resulted in a substantial increase in our cash flow during 2006.

As we go forward, we will look for opportunities to expand our sales globally and to improve our customer diversification, which will benefit our performance in future years.

OPERATIONAL IMPROVEMENTS

As the year began, we needed to address several operations that were losing money. We established a priority listing, tackling the worst first and working our way through the list. For the highest-priority facilities, we sent in teams to work with local management in identifying problems and solutions, and to implement corrective actions to improve performance. Our senior managers and I supplemented these teams with frequent visits to the sites to view the progress, offer suggestions and ensure that the necessary resources were available to do the job. As a result of this process, all of the most critically challenged operations demonstrated significant improvement in 2006.

While we have made considerable progress in operational improvement, we realize that there is still much more work to be done. Having addressed our immediate challenges in 2006, we will now be able to turn our attention to further improvements in operations – such as launching new products, reducing scrap and increasing manufacturing efficiency – which will enable our Company to take advantage of our global capabilities and market opportunities.

As we continue to improve our operational performance, we will also address opportunities for future growth. Toward this end, we have created a technology council to identify and accelerate the development of promising products and technologies. The council will review the investments of our business units and the expected performance of these investments. In addition, we are providing the council with a fund of seed capital to invest in technologies that offer the most promising opportunities for Stoneridge. In 2006, for example, we funded investigations in emissions sensing that could address the new emissions standards coming over the next few years.

We will shift more of our investment spending toward design and development of new products rather than focusing on sustaining existing product programs for specific customers. This shift is essential to the future growth of Stoneridge. However, the typical product development process takes three to five years to show tangible results. As part of our assessment, we have reviewed our current product portfolio and we are adjusting our spending to either accelerate or eliminate our investment in these products, based on our position in the market and the potential of the market and product.

The aggressive effort of our sales organization continued with new program awards in 2006, including record levels of awards in Europe. As we go forward, we will look for opportunties to expand our sales globally and to improve our customer diversification, which will benefit our performance in future years.

ORGANIZATIONAL CHANGES

To streamline our structure, improve our decision making and align our organization more closely with our markets, we created two operating division president positions and eliminated the chief operating officer position. The division presidents will oversee our two segments – Control Devices, and Vehicle Management and Power Distribution – which are predominantly focused on the automotive and commercial vehicle markets, respectively.

By aligning our organization in this way, we expect tangible cost benefits, as well as even greater benefits in terms of our approach to markets and customers. This new structure will allow the organization to more effectively provide one voice to our customers to better identify and serve their needs. As a result, we expect to gain increases in cross-selling opportunities and vehicle content. For example, we should become more effective in bundling our wiring offerings together with our gauge and sensor capabilities to serve common customers more thoroughly.

In another organizational move, we appointed a senior manager to lead our China initiative. This dedicated resource marks our commitment to expanding our China operations, both as a low-cost manufacturing source for export, as well as an important growth market for our products.

PERFORMANCE-ORIENTED INCENTIVES

As part of our initiatives in 2006, we revised our incentive plans to align more closely with the overall performance of Stoneridge, rather than tying the incentives to the performance of individual units. Our goals are now linked to value improvement, with clear measurements.

We have begun to standardize our benefit systems across the United States to improve administration and reduce costs without significant reductions in benefits. We established a succession-planning framework to identify talent in our organization and provide greater development opportunities for our people. And we have identified individuals across all business units who are capable of assuming greater challenges throughout Stoneridge.

We have improved accountability and have made selected changes in the organization to reflect our talent needs and requirements. Finally, our Board of Directors has approved a program to recognize any employee for outstanding contributions with restricted stock awards.

THE ROAD AHEAD

Every year offers challenges, and we expect 2007 will be no different. Our expectation is for significant production declines in our North American medium and heavy-duty truck business, declining production in the North American automotive markets and continued pressure from commodity price increases. However, we are building a brand-new Stoneridge through our retooling effort – to be an organization that exhibits excellent performance and is responsive to profitable opportunities as well as unforeseen challenges.

Our goal is to create an organization that is operationally more capable as the foundation for supporting long-term growth. We are expanding our horizons to look beyond the transportation segment when we develop our products, and we are expanding our cross-selling of divisional products to offer greater value to the customer.

In conclusion, I would like to thank our Board of Directors for the support and guidance they have provided to the leadership team. We have set a new level of management involvement with the Board, which benefits all of our stakeholders and provides for a candid and forthright review of our strategies, performance and challenges.

I also want to thank our hard-working associates for their dedication to our efforts, and you, our shareholders, for your continuing support.

Sincerely,



JOHN C. COREY, President and Chief Executive Officer
March 1, 2007

A PERSONAL NOTE

We are all deeply saddened by the passing of the Company's founder, David Max Draime, on July 9, 2006. For many years, Max provided guidance, enthusiasm and support to the employees of Stoneridge. He was a man of great vision, dedicated both to building a successful business and contributing to the community. We will continue to focus all of our efforts on generating further value from the foundation he built.

I want to thank Richard Cheney, who is retiring from our Board of Directors after 19 years of outstanding service, including membership on the audit and compensation committees. Our Company has benefited considerably from his insight and wide range of experience. Dick could always be counted on to provide a point of view that broadened our own, and I appreciate his support of Stoneridge.

I also want to welcome Kim Korth to our Board. Kim was named a director of Stoneridge in October 2006 and brings more than 25 years of experience in the automotive industry. She is the founder, owner and president of IRN, Inc., an international automotive consulting firm. Her management consulting experience, strategic thinking and expertise in the automotive industry are a positive addition to our Board.

ADDRESSING CRITICAL NEEDS FOR THE ROAD AHEAD

Customers in the automotive, truck and agricultural vehicle manufacturing markets rely on suppliers that can offer the latest technology, integrate it into complex and effective solutions, and deliver it consistently on a global basis. Through its worldwide manufacturing and sales organization, combined with its array of leading designers and engineers, Stoneridge helps its customers navigate the road ahead by providing advanced product solutions for the increasingly sophisticated electronic and electrical systems that play a major role in the performance of today's vehicles.

In the commercial vehicle industry, for example, Stoneridge products are integral in driving the overall expansion of electronic content and "smarter" equipment and instrumentation within the vehicle. These systems improve fuel efficiency, enhance performance, and allow better monitoring, measurement and management of commercial fleets, driver time and mileage.

For passenger vehicles, Stoneridge products and systems generate a variety of benefits that are important to manufacturers as well as consumers. Most major automotive systems depend on a complex network of sensors, switches, actuators and other control devices to work efficiently, and Stoneridge is a leading global developer and supplier of such devices. Energy conservation, emission control, safety enhancement, and additional comfort and convenience are among the many benefits that the Company's products provide.

Stoneridge enjoys strong relationships with a growing base of global customers who continue to seek new applications of cutting-edge technology to address these critical challenges. The Company has developed a reputation for understanding both the needs of its customers and the capabilities of the latest technology. Its people share a steadfast commitment to operational excellence, a constant focus on customer satisfaction, a sharp vision of the expanding possibilities for electronics in a growing range of applications, and an unwavering dedication to creating greater long-term value for customers and shareholders.



Emission Control

Stoneridge sensors, valves and coils allow engines and exhaust systems to operate more efficiently and reduce emissions of potentially harmful substances into the environment.



Performance Enhancement

Complex electronic systems help improve the performance of today's commercial vehicle fleets through a variety of instrumentation, measurement and communication enhancements.



Fuel Efficiency

High fuel costs and environmental concerns continue to intensify global demand for more efficient vehicles. Sensors, regulators and other sophisticated equipment play a key role in engine management systems that improve fuel efficiency.



Safety and Convenience

From the speed sensors used in antilock braking systems to the abundant switches and other control devices used for a wide range of functions throughout the vehicle, Stoneridge products enhance both safety and convenience.



Tachograph

Used primarily in Europe, the digital tachograph, is improving the measurement, monitoring and management of commercial vehicle fleets and driver hours.



Instrumentation

State-of-the-art instrumentation systems enable vehicle operators to view precise measurements and important performance information at all times.

A COMMON VISION

Though Stoneridge's operations are organized into two segments – Vehicle Management and Power Distribution, and Control Devices – all of its associates are working toward common goals with incentives linked to value improvement and the overall performance of the Company. Activities are focused on serving customers efficiently and taking advantage of opportunities in the global marketplace in areas such as conserving energy, reducing emissions, enhancing safety and improving overall vehicle and driver performance.

Marketing excellence and operational excellence are necessary for Stoneridge to continue pursuing this vision. In 2006, the Company made strides on both fronts, and it expects to achieve further progress in 2007.

MARKETING EXCELLENCE – NEW PRODUCTS, NEW OPPORTUNITIES

Consistent with its effort to identify the most promising market opportunities and to funnel its investments into developing products and solutions that address the most pressing needs of the global marketplace, Stoneridge launched several key products in 2006 while continuing to expand its customer base. Key new products include:

- The digital tachograph, an electronic device installed in commercial trucks to record driving times, vehicle speed and other information. In Europe, digital technology is replacing analog technology to improve the measurement and monitoring of vehicle and driver performance.



Speed Monitoring

Active speed sensors improve the control, response and fuel efficiency of antilock braking systems based on the latest technology.



Wiring

Highly developed wiring systems complement today's advanced electronic technology in cost-effective, state-of-the-art, integrated solutions.

- A suite of aftermarket products including both the hardware and software tools necessary to capture the information provided by the digital tachograph. This marks Stoneridge's first effort in direct software sales.
- A second-generation modular assembly program that provides customer benefits including improved plant logistics, a highly integrated order management system and the ability to offer customized solutions to truck buyers. As announced in July 2006, the Company has been granted a second major instrument panel assembly contract for the North American commercial vehicle market as part of this program. Annual sales from this contract are expected to be approximately $40 million at full production.
- High-temperature exhaust gas sensors to improve monitoring and control of emissions.
- Active speed sensors to replace passive speed sensors in antilock braking systems for better control, response and fuel efficiency.
- Rotary position sensors for off-highway vehicles to improve control, fuel efficiency, gas mileage and maneuverability.

Other new business awards helped diversify the customer base of both reporting segments as Stoneridge initiated relationships with several manufacturers, especially in the commercial and off-highway vehicle markets. In addition, the Company continues to gain new awards for vapor blocking valves, coils and sensors to improve emission control; actuators and sensors for powertrain applications; and high-precision rotary position sensors for off-highway use.

Throughout the year, Stoneridge quality was recognized on a global basis as it received coveted honors such as the "MAN Trucknology® Supplier of the Year" award in Europe and the "Freightliner Master of Quality" designation in the United States.

GLOBAL OPERATIONAL EXCELLENCE – IMPROVING PERFORMANCE, SHARING BEST PRACTICES

Operational excellence was a primary focus in 2006. The Company continues to make significant progress toward its overall objectives of improving profitability at its facilities, adopting best practices throughout its organization, cutting costs and streamlining its operations.

In Vehicle Management and Power Distribution, improvements in logistics and procurement during the year resulted in cost savings and the elimination of back orders. A significant number of production lines have been moved from Sweden and Scotland to Estonia, resulting in additional cost savings. The Dundee, Scotland location has been restructured to a sales and marketing center to improve customer service. The Stoneridge Lean Production System has been introduced to its Mexico facilities in Chihuahua and Monclova to gain additional efficiencies. And the Company is pursuing multi-divisional business opportunities that have the potential to broaden its relationships and enhance the value it provides to customers.

Throughout its Control Devices operations, Stoneridge has instituted inventory-reduction best practices including "e-Kanban," an electronic system that signals a supplier to build new product only when inventory levels need replenishing, thus improving efficiency. The Company is continuing its efforts to streamline and right-size its production operations, as well as re-evaluating its product portfolio to discontinue investment in less-profitable areas and concentrate on opportunities with greater growth potential.

MAJOR WORLDWIDE LOCATIONS

NORTH AMERICA
Canton, Massachusetts
Chihuahua, Mexico
Juarez, Mexico
Lexington, Ohio
Monclova, Mexico
Novi, Michigan
Orwell, Ohio
Portland, Indiana
Sarasota, Florida
Warren, Ohio

EUROPE
Bayonne, France
Dundee, Scotland
Madrid, Spain
Mitcheldean, England
Orebro, Sweden
Stockholm, Sweden
Stuttgart, Germany
Tallinn, Estonia

ASIA
Pune, India
Shanghai, China
Suzhou, China

SOUTH AMERICA
Manaus, Brazil
Sao Paulo, Brazil

With a corporate-wide commitment to excellence and outstanding contributions from its associates, Stoneridge is creating a greater competitive advantage for its business, and enhancing the value it provides for customers and shareholders. The Company will continue to look beyond its traditional customers and markets for additional avenues of growth, as well as achieve further operational improvements to better position itself for its journey on

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from__________ to__________

Commission file number: 001-13337

STONERIDGE, INC.

(Exact name of registrant as specified in its charter)

Ohio	**34-1598949**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
9400 East Market Street, Warren, Ohio	**44484**
(Address of principal executive offices)	*(Zip Code)*

(330) 856-2443

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value	**New York Stock Exchange**

Securities registered pursuant to section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

As of July 1, 2006, the aggregate market value of the registrant's Common Shares, without par value, held by non-affiliates of the registrant was approximately $112.6 million. The closing price of the Common Shares on June 30, 2006 as reported on the New York Stock Exchange was $8.30 per share. As of July 1, 2006, the number of Common Shares outstanding was 23,225,949.

The number of Common Shares, without par value, outstanding as of February 16, 2007 was 23,804,417.

DOCUMENTS INCORPORATED BY REFERENCE

Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 7, 2007, into Part III, Items 10, 11, 12, 13 and 14.

STONERIDGE, INC. AND SUBSIDIARIES

INDEX

PART I

Item 1. *Business.*

Overview

Founded in 1965, Stoneridge, Inc. (the "Company") is an independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets. Our custom-engineered products are predominantly sold on a sole-source basis and consist of application-specific control devices, sensors, vehicle management electronics and power and signal distribution systems. These products comprise the elements of every vehicle's electrical system, and individually interface with a vehicle's mechanical and electrical systems to (i) activate equipment and accessories, (ii) display and monitor vehicle performance and (iii) control and distribute electrical power and signals. Our products improve the performance, safety, convenience and environmental monitoring capabilities of our customers' vehicles. As such, the growth in many of the product areas in which we compete is driven by the increasing consumer desire for safety, security and convenience coupled with the need for original equipment manufacturers ("OEM") to meet safety requirements in addition to the general trend of increased electrical and electronic content per vehicle. Our technology and our partnership-oriented approach to product design and development enables us to develop next-generation products and to excel in the transition from mechanical-based components and systems to electrical and electronic components, modules and systems.

Products

We conduct our business in two reportable segments: Vehicle Management & Power Distribution and Control Devices. Under the provisions of Statement Financial of Accounting Standard ("SFAS") No. 131, *Disclosures about Segments of an Enterprise and Related Information*, two of the Company's four operating segments are aggregated into the Vehicle Management & Power Distribution reportable segment and two are aggregated into the Control Devices reportable segment. The core products of the Vehicle Management & Power Distribution reportable segment include vehicle electrical power and distribution systems and electronic instrumentation and information display products. The core products of the Control Devices reportable segment include electronic and electrical switch products, actuator products and sensor products. We design and manufacture the following vehicle parts:

Vehicle Management & Power Distribution. The Vehicle Management & Power Distribution reportable segment produces electronic instrument clusters, electronic control units, and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. These products collect, store and display vehicle information such as speed, pressure, maintenance data, trip information, operator performance, temperature, distance traveled and driver messages related to vehicle performance. In addition, power distribution systems regulate, coordinate and direct the operation of the entire electrical system within a vehicle compartment. These products use state-of-the-art hardware, software and multiplexing technology and are sold principally to the medium- and heavy-duty truck, agricultural and off-highway vehicle markets.

Control Devices. The Control Devices reportable segment produces products that monitor, measure or activate a specific function within the vehicle. Product lines included within the Control Devices segment are sensors, switches, actuators, as well as other electronic products. Sensor products are employed in most major vehicle systems, including the emissions, safety, powertrain, braking, climate control, steering and suspension systems. Switches transmit a signal that activates specific functions. Hidden switches are not typically seen by vehicle passengers, but are used to activate or deactivate selected functions. Customer activated switches are used by a vehicle's operator or passengers to manually activate headlights, rear defrosters and other accessories. In addition, the Control Devices segment designs and manufactures electromechanical actuator products that enable users to deploy power functions in a vehicle and can be designed to integrate switching and control functions. We sell these products principally to the automotive market.

The following table presents core product lines by reportable segment, as a percentage of net sales:

	For the Fiscal Years Ended December 31,		
	2006	2005	2004
Vehicle Management & Power Distribution:			
Vehicle electrical and power distribution systems	32%	29%	28%
Electronic instrumentation and information display products	25	24	24
Total	57%	53%	52%
Control Devices:			
Actuator and sensor products	18%	21%	20%
Switch and sensor products	25	26	28
Total	43%	47%	48%

For further information related to our reportable segments and financial information about geographic areas, see Note 13, "Segment Reporting," to the consolidated financial statements included in this report.

Production Materials

The principal production materials used in the manufacturing process for both reportable segments include: copper wire, cable, resins, plastics, printed circuit boards, metal stamping and certain electrical components such as microprocessors, memories, resistors, capacitors, fuses, relays and connectors. We purchase such materials pursuant to both annual contract and spot purchasing methods. Such materials are readily available from multiple sources, but we generally establish collaborative relationships with a qualified supplier for each of our key production materials in order to lower costs and enhance service and quality. Any change in the supply of, or price for, these raw materials could materially affect our results of operations and financial condition.

Patents and Intellectual Property

Both of our reportable segments maintain and have pending various U.S. and foreign patents and other rights to intellectual property relating to our business, which we believe are appropriate to protect the Company's interests in existing products, new inventions, manufacturing processes and product developments. We do not believe any single patent is material to our business, nor would the expiration or invalidity of any patent have a material adverse effect on our business or ability to compete. We are not currently engaged in any material infringement litigation, nor are there any material infringement claims pending by or against the Company.

Industry Cyclicality and Seasonality

The markets for products in both of our reportable segments have historically been cyclical. Because these products are used principally in the production of vehicles for the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets, sales, and therefore results of operations, are significantly dependent on the general state of the economy and other factors, which affect these markets. A decline in automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle production of our principal customers could adversely impact the Company. Approximately 38%, 43% and 46% of our net sales in 2006, 2005 and 2004, respectively, were made to the automotive market. Approximately 62%, 57% and 54% of our net sales in 2006, 2005 and 2004, respectively, were derived from the medium- and heavy-duty truck, agricultural and off-highway vehicle markets.

We typically experience decreased sales during the third calendar quarter of each year due to the impact of scheduled OEM plant shutdowns in July for vacations and new model changeovers. The fourth quarter is similarly impacted by plant shutdowns for the holidays.

Customers

We are dependent on a small number of principal customers for a significant percentage of our sales. The loss of any significant portion of our sales to these customers or the loss of a significant customer would have a material adverse impact on the financial condition and results of operations of the Company. We supply numerous different parts to each of our principal customers. Contracts with several of our customers provide for supplying their requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or group of related models sold by any of our major customers could have a material adverse impact on the Company. We may also enter into contracts to supply parts, the introduction of which may then be delayed or not used at all. We also compete to supply products for successor models and are therefore subject to the risk that the customer will not select the Company to produce products on any such model, which could have a material adverse impact on the financial condition and results of operations of the Company. In addition, we sell products to other customers that are ultimately sold to our principal customers.

The following table presents the Company's principal customers, as a percentage of net sales:

	For the Fiscal Years Ended December 31,		
	2006	2005	2004
Navistar International	25%	22%	21%
DaimlerChrysler	10	12	11
Ford Motor Company	6	7	7
MAN AG	6	2	2
Deere & Company	6	6	6
General Motors	5	5	7
Other	42	46	46
Total	100%	100%	100%

Backlog

Our products are produced from readily available materials and have a relatively short manufacturing cycle; therefore, our products are not on backlog status. Each of our production facilities maintains its own inventories and production schedules. Production capacity is adequate to handle current requirements and can be expanded to handle increased growth if needed.

Competition

Markets for our products in both reportable segments are highly competitive. The principle methods of competition are quality, service, price, timely delivery and technological innovation. We compete for new business both at the beginning of the development of new models and upon the redesign of existing models. New model development generally begins two to five years before the marketing of such models to the public. Once a supplier has been selected to provide parts for a new program, an OEM customer will usually continue to purchase those parts from the selected supplier for the life of the program, although not necessarily for any model redesigns.

Our diversity in products creates a wide range of competitors, which vary depending on both market and geographic location. We compete based on strong customer relations and a fast and flexible organization that develops technically effective solutions at or below target price. We compete against the following primary competitors:

Vehicle Management & Power Distribution. Our primary competitors include Alcoa Fujikura, Ametek, Delphi, Sumitomo Electric, Siemens VDO, Visteon and Yazaki.

Control Devices. Our primary competitors include Bosch, Cherry, CTS, Delphi, Denso, Lear, Methode, Sensata and Siemens VDO.

Product Development

Our research and development efforts are largely product development oriented and consist primarily of applying known technologies to customer generated problems and situations. We work closely with our customers to creatively solve problems using innovative approaches. The vast majority of our development expenses are related to customer-sponsored programs where we are involved in designing custom-engineered solutions for specific applications or for next generation technology. To further our vehicles platform penetration, we have also developed collaborative relationships with the design and engineering departments of key customers. These collaborative efforts have resulted in the development of new and complimentary products and the enhancement of existing products.

Development work at the Company is largely performed on a decentralized basis. We have engineering and product development departments located at a majority of our manufacturing facilities. To ensure knowledge sharing among decentralized development efforts, we have instituted a number of mechanisms and practices whereby innovation and best practices are shared. The decentralized product development operations are complimented by larger technology groups in Canton, Massachusetts and Stockholm, Sweden.

We use efficient and quality oriented work processes to address our customers' high standards. Our product development technical resources include a full complement of computer-aided design and engineering ("CAD/CAE") software systems, including (i) virtual three-dimensional modeling, (ii) functional simulation and analysis capabilities and (iii) data links for rapid prototyping. These CAD/CAE systems enable the Company to expedite product design and the manufacturing process to shorten the development time and ultimately time to market.

We are further strengthening our electrical engineering competencies through investment in equipment such as (i) automotive electro-magnetic compliance test chambers, (ii) programmable automotive and commercial vehicle transient generators, (iii) circuit simulators and (iv) other environmental test equipment. Additional investment in product machining equipment has allowed us to fabricate new product samples in a fraction of the time required historically. Our product development and validation efforts are supported by full service, on-site test labs at most manufacturing facilities, thus enabling cross-functional engineering teams to optimize the product, process and system performance before tooling initiation.

We have invested, and will continue to invest in technology to develop new products for our customers. Research and development costs incurred in connection with the development of new products and manufacturing methods, to the extent not recoverable from the customer, are charged to selling, general and administrative expenses, as incurred. Such costs amounted to approximately $40.8 million, $39.2 million and $36.1 million for 2006, 2005 and 2004, respectively, or 5.8%, 5.8% and 5.3% of net sales for these periods.

We will shift more of our investment spending toward design and development of new products rather than focusing on sustaining existing product programs for specific customers. This shift is essential to the future growth of the Company. However, the typical product development process takes three to five years to show tangible results. As part of our effort to shift our investment spending, we have reviewed our current product portfolio and we are adjusting our spending to either accelerate or eliminate our investment in these products, based on our position in the market and the potential of the market and product.

Environmental and Other Regulations

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our business, operations and facilities have been and are being operated in compliance, in all material respects, with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations.

Employees

As of December 31, 2006, we had approximately 6,000 employees, approximately 1,450 of whom were salaried and the balance of whom were paid on an hourly basis. Except for certain employees located in Mexico, Sweden, and the United Kingdom, our employees are not represented by a union. Our unionized workers are not covered by collective bargaining agreements. We believe that relations with our employees are good.

Joint Ventures

We form joint ventures in order to achieve several strategic objectives including gaining access to new markets, exchanging technology and intellectual capital, broadening our customer base and expanding our product offerings. Specifically we have formed joint ventures in Brazil, PST Indústria Eletrônica da Amazônia Ltda. ("PST"), and India, Minda Instruments Ltd. ("Minda"), and continue to explore similar business opportunities in other global markets. We have a 50% interest in PST and a 49% interest in Minda. We entered into our PST joint venture in October 1997 and our Minda joint venture in August 2004. Each of these investments is accounted for using the equity method of accounting.

Our joint ventures have contributed positively to our financial results in 2006 and 2005. In Brazil, our PST joint venture, which serves the vehicle electrical and electronic markets as well as the vehicle security system aftermarket, contributed $6.8 million and $4.0 million of equity earnings in 2006 and 2005, respectively. The increase in earnings at PST was primarily the result of a $23.3 million increase in net sales to $94.1 million in 2006 from $70.8 million in 2005. We also received divided payments of $3.7 million and $2.2 million from PST in 2006 and 2005, respectively. During 2006, we increased our ownership in Minda, which produces electronic instrumentation products for the truck and automotive markets in India, from 20% to 49% for $2.6 million in cash. Minda contributed $0.4 million and $0.1 million of equity earnings in 2006 and 2005, respectively.

Available Information

We make available, free of charge through our website (www.stoneridge.com), our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, all amendments to those reports, and other filings with the Securities and Exchange Commission ("SEC"), as soon as reasonably practicable after they are filed with the SEC. Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Whistleblower Policy and Procedures and the charters of the Board's Audit, Compensation and Nominating and Corporate Governance Committees are posted on our website as well. Copies of these documents will be available to any shareholder upon request. Requests should be directed in writing to Investor Relations at 9400 East Market Street, Warren, Ohio 44484.

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including the Company.

Item 1A. *Risk Factors.*

The loss or insolvency of any of our major customers would adversely affect our future results.

We are dependent on a small number of principal customers for a significant percentage of our net sales. In 2006, Navistar International, DaimlerChrysler, Ford Motor Company, MAN AG, Deere & Company and General Motors accounted for 25%, 10%, 6%, 6%, 6% and 5%, respectively, of our net sales. The loss of any significant portion of our sales to these customers or any other significant customers would have a material adverse impact on our results of operations and financial condition. The contracts we have entered into with many of our customers provide for supplying the customers' requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years. These contracts are subject to renegotiation, which may affect product pricing and generally may be terminated by our customers at any time. Therefore, the loss of a contract for a major model or a significant decrease in demand for certain key models or group of related models sold by any of our major customers could have a material adverse impact on our results of operations and financial condition by reducing cash flows and our ability to spread costs over a larger revenue base. We also compete to supply products for successor models and are subject to the risk that the customer will not select us to produce products on any such model, which could have a material adverse impact on our results of operations and financial condition. In addition, we have significant receivable balances related to these customers and other major customers that would be at risk in the event of their bankruptcy.

Our business is cyclical and seasonal in nature and downturns in the automotive, medium- and heavy-duty truck, agricultural and off-road vehicle industries could reduce the sales and profitability of our business.

The demand for our products is largely dependent on the domestic and foreign production of automobiles, medium- and heavy-duty trucks, agricultural and off-road vehicles. The markets for our products have historically been cyclical, because new vehicle demand is dependent on, among other things, consumer spending and is tied closely to the overall strength of the economy. Because our products are used principally in the production of vehicles for the automotive, medium- and heavy-duty truck, agricultural and off-road vehicle markets, our sales, and therefore our results of operations, are significantly dependent on the general state of the economy and other factors which affect these markets. A decline in automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle production could adversely impact our results of operations and financial condition. In 2006, approximately 38% of our net sales were made to the automotive market and approximately 62% were derived from the medium- and heavy-duty truck, agricultural and off-highway vehicle markets. Seasonality experienced by the automotive industry also impacts our operations. We typically experience decreased sales during the third quarter of each year due to the impact of scheduled OEM customer plant shutdowns in July for vacations and new model changeovers. The fourth quarter is also impacted by plant shutdowns for the holidays.

Consolidation among vehicle parts customers and suppliers could make it more difficult for us to compete favorably.

Since the early 1980's, the vehicle part supply industry has undergone a significant consolidation as OEM customers have sought to lower costs, improve quality and increasingly purchase complete systems and modules rather than separate components. As a result of the cost focus of these major customers, we have been, and expect to continue to be, required to reduce prices. Because of these competitive pressures, we cannot assure you that we will be able to increase or maintain gross margins on product sales to our customers. The trend toward consolidation among vehicle parts suppliers is resulting in fewer, larger suppliers who benefit from purchasing and distribution economies of scale. If we cannot achieve cost savings and operational improvements sufficient to allow us to compete favorably in the future with these larger, consolidated companies, our results of operations and financial condition could be adversely affected.

Our physical properties and information systems are subject to damage as a result of disasters, outages or similar events.

Our offices and facilities, including those used for design and development, material procurement, manufacturing, logistics and sales are located throughout the world and are subject to possible destruction, temporary stoppage or disruption as a result of any number of unexpected events. If any of these facilities or offices were to experience a significant loss as a result of any of the above events, it could disrupt our operations, delay production, shipments and revenue, and result in large expenses to repair or replace these facilities or offices.

In addition, network and information system shutdowns caused by unforeseen events such as power outages, disasters, hardware or software defects, computer viruses and computer hacking pose increasing risks. Such an event could also result in the disruption of our operations, delay production, shipments and revenue, and result in large expenditures necessary to repair or replace such network and information systems.

Our business is very competitive and increased competition could reduce our sales.

Markets for our products are highly competitive and the Company can offer no assurance that we can maintain our product pricing levels with our customers. We compete based on quality, service, price, timely delivery and technological innovation. Many of our competitors are more diversified and have greater financial and other resources than we do. We cannot assure you that our business will not be adversely affected by competition or that we will be able to maintain our profitability if the competitive environment changes.

We must implement and sustain a competitive technological advantage in producing our products to compete effectively.

Our products are subject to changing technology, which could place us at a competitive disadvantage relative to alternative products introduced by competitors. Our success will depend on our ability to continue to meet customers' changing specifications with respect to quality, service, price, timely delivery and technological innovation by implementing and sustaining competitive technological advances. Our business may, therefore, require, significant ongoing and recurring additional capital expenditures and investment in research and development and manufacturing and management information systems. We cannot assure you that we will be able to achieve the technological advances or introduce new products that may be necessary to remain competitive. Our inability to continuously improve existing products and to develop new products and to achieve technological advances could have a material adverse affect on our results of operations and financial condition.

We may experience increased costs associated with labor unions that could adversely affect our financial performance and results of operations.

As of December 31, 2006, we had approximately 6,000 employees, approximately 1,450 of whom were salaried and the balance of whom were paid on an hourly basis. Certain employees located in Mexico, Sweden, and the United Kingdom are represented by a union but not collective bargaining agreements. We cannot assure you that our employees will not be covered by collective bargaining agreements in the future or that any of our facilities will not experience a work stoppage or other labor disruption. Any prolonged labor disruption involving our employees, employees of our customers, a large percentage of which are covered by collective bargaining agreements, or employees of our suppliers could have a material adverse impact on our results of operations and financial condition by disrupting our ability to manufacture our products or the demand for our products.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.

Our operations are subject to various federal, state, local and foreign laws and regulations governing, among other things:

- the discharge of pollutants into the air and water;
- the generation, handling, storage, transportation, treatment, and disposal of waste and other materials;
- the cleanup of contaminated properties; and
- the health and safety of our employees.

We believe that our business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. The operation of our manufacturing facilities entails risks and we cannot assure you that we will not incur material costs or liabilities in connection with these operations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations or requirements that may be adopted or imposed in the future.

We may incur material product liability costs.

We are subject to the risk of exposure to product liability claims in the event that the failure of any of our products results in personal injury or death and we cannot assure you that we will not experience material product liability losses in the future. In addition, if any of our products prove to be defective, we may be required to participate in government-imposed or OEM-instituted recalls involving such products. We maintain insurance against such product liability claims, but we cannot assure you that such coverage will be adequate for liabilities ultimately incurred or that it will continue to be available on terms acceptable to us. A successful claim brought against us that exceeds available insurance coverage or a requirement to participate in any product recall could have a material adverse affect on our results of operations and financial condition.

We are subject to risks related to our international operations.

Approximately 24% of our net sales in 2006 were derived from sales of our European and other international operations, and European and other international non-current assets accounted for approximately 13% of our non-current assets as of December 31, 2006. International sales and operations are subject to significant risks, including, among others:

- political and economic instability;
- restrictive trade policies;
- economic conditions in local markets;
- currency exchange controls;
- labor unrest;
- difficulty in obtaining distribution support and potentially adverse tax consequences; and
- the imposition of product tariffs and the burden of complying with a wide variety of international and U.S. export laws.

Additionally, to the extent any portion of our net sales and expenses are denominated in currencies other than the U.S. dollar, changes in exchange rates could have a material adverse affect on our results of operations and financial condition.

The prices that we can charge some of our customers are predetermined and we bear the risk of costs in excess of our estimates.

Our supply agreements with some of our customers require us to provide our products at predetermined prices. In some cases, these prices decline over the course of the contract and may require us to meet certain productivity, cost reduction targets. In addition, our customers may require us to share productivity savings in excess of our cost reduction targets. The costs that we incur in fulfilling these contracts may vary substantially from our initial estimates. Unanticipated cost increases or the inability to meet certain cost reduction targets may occur as a result of several factors, including increases in the costs of labor, components or materials. In some cases, we are permitted to pass on to our customers the cost increases associated with specific materials. Cost overruns that we cannot pass on to our customers could adversely affect our business, results of operations and financial condition.

We are dependent on the availability and price of raw materials.

We require substantial amounts of raw materials and substantially all raw materials we require are purchased from outside sources. The availability and prices of raw materials may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers' allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. Any change in the supply of, or price for, these raw materials could materially affect our results of operations and financial condition.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

The Company and our joint ventures currently own or lease 22 manufacturing facilities, which together contain approximately 1.8 million square feet of manufacturing space. Of these manufacturing facilities, ten are used by our Vehicle Management & Power Distribution reportable segment, nine are used by our Control Devices reportable segment and three are owned by our joint venture companies. The following table provides information regarding our facilities.

Location	Owned/ Leased	Use	Square Footage
Vehicle Management & Power Distribution			
Portland, Indiana	Owned	Manufacturing	182,000
Juarez, Mexico	Owned	Manufacturing/Division Office	178,000
Chihuahua, Mexico	Owned	Manufacturing/Warehouse	135,447
El Paso, Texas	Leased	Warehouse	93,000
Orebro, Sweden	Leased	Manufacturing	77,472
Monclova, Mexico	Leased	Manufacturing	68,436
Orwell, Ohio	Owned	Manufacturing	62,000
Chihuahua, Mexico	Leased	Manufacturing/Warehouse	49,250
Stockholm, Sweden	Leased	Engineering Office/Division Office	41,979
Dundee, Scotland	Leased	Manufacturing/Division Office	30,000
Tallinn, Estonia	Leased	Manufacturing/Office/Warehouse	28,352
Warren, Ohio	Leased	Division Office	24,570
Tallinn, Estonia	Leased	Manufacturing/Warehouse	21,635
Chihuahua, Mexico	Leased	Warehouse	10,000
Bayonne, France	Leased	Sales Office/Warehouse	8,267
Madrid, Spain	Leased	Sales Office/Warehouse	1,560
Stuttgart, Germany	Leased	Sales Office/Engineering Office	1,000
Control Devices			
Lexington, Ohio	Owned	Manufacturing/Division Office	152,742
Canton, Massachusetts	Owned	Manufacturing/Division Office	132,560
Boston, Massachusetts	Owned	Manufacturing/ (Vacant)	130,000
Sarasota, Florida	Owned	Manufacturing/Division Office	115,000
Mitcheldean, England	Leased	Manufacturing/Division Office	74,790
Cheltenham, England	Leased	Manufacturing/ (Vacant)	58,500
Canton, Massachusetts	Leased	Manufacturing	58,077
Suzhou, China	Leased	Manufacturing/Division Office	18,923
Juarez, Mexico	Leased	Warehouse	12,884
Lexington, Ohio	Owned	Manufacturing	10,120
Sarasota, Florida	Owned	Warehouse	7,500
Lexington, Ohio	Leased	Warehouse	5,000
Corporate			
Novi, Michigan	Leased	Sales Office/Engineering Office	9,400
Warren, Ohio	Owned	Headquarters	7,500
Shanghai, China	Leased	Purchasing Office/Sales Office	270
Joint Ventures			
Manaus, Brazil	Owned	Manufacturing/Fabricating/Warehouse	73,550
Pune, India	Owned	Manufacturing/Engineering/Purchasing/Sales/Warehouse	61,000
São Paulo, Brazil	Owned	Manufacturing/Purchasing/Engineering/Sales	38,632

Item 3. *Legal Proceedings.*

The Company is involved in certain legal actions and claims arising in the ordinary course of business. The Company, however, does not believe that any of the litigation in which it is currently engaged, either individually or in the aggregate, will have a material adverse effect on its business, consolidated financial position or results of operations. The Company is subject to the risk of exposure to product liability claims in the event that the failure of any of its products causes personal injury or death to users of the Company's products and there can be no assurance that the Company will not experience any material product liability losses in the future. The Company maintains insurance against such product liability claims. In addition, if any of the Company's products prove to be defective, the Company may be required to participate in the government-imposed or OEM customer-instituted recall involving such products.

Item 4. *Submission of Matters to a Vote of Security Holders.*

No matters were submitted to a vote of security holders during the fourth quarter of 2006.

Executive Officers of the Company

Each executive officer of the Company is appointed by the Board of Directors, serves at its pleasure and holds office until a successor is appointed, or until the earlier of death, resignation or removal. The Board of Directors generally appoints executive officers annually. The executive officers of the Company are as follows:

Name	Age	Position
John C. Corey	59	President, Chief Executive Officer and Director
George E. Strickler	59	Executive Vice President, Chief Financial Officer and Treasurer
Edward F. Mosel	58	Vice President and President of the Control Devices Division
Thomas A. Beaver	53	Vice President of Global Sales and Systems Engineering
Andrew Mark Oakes	48	Vice President and General Manager of China Operations
Mark J. Tervalon	40	Vice President and President of the Vehicle Management & Power Distribution Division

John C. Corey, President, Chief Executive Officer and Director. Mr. Corey has served as President and Chief Executive Officer since being appointed by the Board of Directors in January 2006. Mr. Corey has served as a Director on the Board of Directors since January 2004. Prior to his employment with the Company, Mr. Corey served from October 2000, as President and Chief Executive Officer and Director of Safety Components International, a supplier of airbags and components, with worldwide operations.

George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer. Mr. Strickler has served as Executive Vice President and Chief Financial Officer since joining the Company in January of 2006. Mr. Strickler was appointed Treasurer of the Company in February 2007. Prior to his employment with the Company, Mr. Strickler served as Executive Vice President and Chief Financial Officer for Republic Engineered Products, Inc. ("Republic"), from February 2004 to January of 2006. Before joining Republic, Mr. Strickler was BorgWarner Inc.'s Executive Vice President and Chief Financial Officer from February 2001 to November 2003.

Edward F. Mosel, Vice President and President of the Control Devices Division. Mr. Mosel has served as President of the Control Devices Division and Vice President of the Company since August of 2006. Prior to this time, Mr. Mosel served as Vice President of Pollak Sales and Marketing from 1987 to 1993, Vice President and General Manager of Pollak Central Services from 1993 to 1995, Vice President and General Manager of the Switch Products Division from 1996 to 2000, Vice President and General Manager of the Switch and Sensor Products Group from 2001 to 2003, and Executive Vice President and Chief Operating Officer of the Company from 2003 to 2004.

Thomas A. Beaver, Vice President of Global Sales and Systems Engineering. Mr. Beaver has served as Vice President of Global Sales and Systems Engineering of the Company since January of 2005. Prior to this time, Mr. Beaver served as Vice President of Stoneridge Sales and Marketing from January 2000 to January 2005 and Vice President of Sales and Systems Engineering of the Stoneridge Engineered Products Group from February 1995 to December 1999.

Andrew Mark Oakes, Vice President and General Manager of China Operations. Mr. Oakes has served as Chairman and General Manager of Stoneridge Asia Pacific Electronics (Suzhou) Co., Ltd., a Stoneridge wholly owned subsidiary undergoing start-up in China since September 2005, and in August 2006 he assumed additional duties as Vice President and General Manager of Stoneridge China Business Development and Purchasing Operations. Prior to that, Mr. Oakes served as Vice President and General Manager of the Actuator & Sensor Products Group from 2001 to July 2006 and as General Manager of the Actuator Products Division from 1996 to 2000.

Mark J. Tervalon, Vice President and President of the Vehicle Management & Power Distribution Division. Mr. Tervalon served as President of the Vehicle Management & Power Distribution Division and Vice President of the Company since August of 2006. Prior to that, Mr. Tervalon served as Vice President and General Manager of the Electronic Products Division from May 2002 to December 2003 when he became Vice President and General Manager of the Stoneridge Electronics Group. Mr. Tervalon served as a Vice President and General Manager at Power–One, Inc. from August 1998 to November 2001.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Our shares are listed on the New York Stock Exchange ("NYSE") under the symbol "SRI." As of February 16, 2007, we had 23,804,417 Common Shares without par value, issued and outstanding, which were owned by approximately 300 registered holders, including Common Shares held in the names of brokers and banks (so-called "street name" holdings) who are record holders with approximately 2,000 beneficial owners.

We have not historically paid or declared dividends, which are restricted under both the senior notes and the credit agreement, on our Common Shares. We may only pay cash dividends in the future if immediately prior to and immediately after the payment is made no event of default has occurred, we remain in compliance with certain leverage ratio requirements, and the amount paid does not exceed 5% of our excess cash flow for the preceding fiscal year. We currently intend to retain earnings for acquisitions, working capital, capital expenditures, general corporate purposes and reduction in outstanding indebtedness. Accordingly, we do not expect to pay cash dividends in the foreseeable future.

High and low sales prices (as reported on the NYSE composite tape) for our Common Shares for each quarter ended during 2006 and 2005 are as follows:

	Quarter Ended	High	Low
2006	April 1	$ 7.11	$ 4.95
	July 1	$ 8.45	$ 5.60
	September 30	$ 9.89	$ 7.05
	December 31	$ 8.32	$ 6.71
2005	April 2	$ 15.20	$ 11.20
	July 2	$ 12.47	$ 6.10
	October 1	$ 10.40	$ 6.60
	December 31	$ 8.80	$ 5.95

The Company did not repurchase any Common Shares in 2006 or 2005.

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in our Common Shares with the cumulative total return of hypothetical investments in the NYSE Market Index and the Hemscott Group–Industry Group 333 (Automotive Parts) Index based on the respective market price of each investment at December 31, 2001, 2002, 2003, 2004, 2005 and 2006, assuming in each case an initial investment of $100 on December 31, 2001, and reinvestment of dividends.


STONERIDGE, INC.
HEMSCOTT GROUP INDEX
NYSE MARKET INDEX
$200
$150
$100
$50
$-
2001
2002
2003
2004
2005
2006

	2001	2002	2003	2004	2005	2006
Stoneridge, Inc	100.00	130.77	165.38	166.26	72.75	90.00
Hemscott Group Index	100.00	89.18	131.69	135.54	120.5	135.77
NYSE Market Index	100.00	81.69	105.82	119.5	129.37	151.57

For information on "Related Stockholder Matters" required by Item 201(d) of Regulation S-K, refer to Item 12 of this report.

Item 6. *Selected Financial Data.*

The following table sets forth selected historical financial data and should be read in conjunction with the consolidated financial statements and notes related thereto and other financial information included elsewhere herein. The selected historical data was derived from our consolidated financial statements.

	For the Fiscal Years Ended December 31,				
	2006	2005	2004	2003	2002
Statement of Operations Data:	(in thousands, except per share data)				
Net sales:					
Vehicle Management & Power Distribution	$ 425,185	$ 375,226	$ 368,625	$ 289,653	$ 273,654
Control Devices	304,804	316,064	331,622	333,051	377,021
Eliminations	(21,290)	(19,706)	(18,452)	(16,039)	(14,168)
Consolidated	$ 708,699	$ 671,584	$ 681,795	$ 606,665	$ 636,507
Gross profit	$ 158,906	$ 148,588	$ 174,987	$ 156,030	$ 165,319
Operating income (loss) (A)	$ 35,063	$ 23,303	$(125,570)	$ 58,370	$ 74,320
Income (loss) before income taxes and cumulative effect of accounting change (A)					
Vehicle Management & Power Distribution	$ 24,473	$ 13,573	$ 29,623	$ 13,772	$ 9,168
Control Devices	10,396	5,640	(150,021)	48,033	69,366
Other corporate activities	6,392	8,217	(4,477)	(3,644)	(7,344)
Corporate interest	(21,622)	(22,994)	(24,281)	(27,141)	(33,101)
Loss on extinguishment of debt (B)	—	—	—	—	(5,771)
Consolidated	$ 19,639	$ 4,436	$(149,156)	$ 31,020	$ 32,318
Income (loss) before cumulative effect of accounting change (C)	$ 14,513	$ 933	$ (92,503)	$ 21,379	$ 21,056
Net income (loss) (C)	$ 14,513	$ 933	$ (92,503)	$ 21,379	$ (48,778)
Basic income (loss) before cumulative effect of accounting change per share	$ 0.63	$ 0.04	$ (4.09)	$ 0.95	$ 0.94
Diluted income (loss) before cumulative effect of accounting change per share	$ 0.63	$ 0.04	$ (4.09)	$ 0.94	$ 0.93
Basic net income (loss) per share	$ 0.63	$ 0.04	$ (4.09)	$ 0.95	$ (2.18)
Diluted net income (loss) per share	$ 0.63	$ 0.04	$ (4.09)	$ 0.94	$ (2.16)
Other Data:					
Product development expenses	$ 40,840	$ 39,193	$ 36,145	$ 28,714	$ 25,332
Capital expenditures	25,895	28,934	23,917	26,382	14,656
Depreciation and amortization (D)	26,180	26,157	24,802	22,188	21,900
Balance Sheet Data (at period end):					
Working capital	$ 135,915	$ 116,689	$ 123,317	$ 72,832	$ 87,112
Total assets	501,807	463,038	473,001	573,001	564,461
Long-term debt, less current portion	200,000	200,000	200,052	200,245	248,918
Shareholders' equity	178,622	153,991	155,605	243,406	215,902

(A) Our 2004 operating loss, loss before income taxes and cumulative effect of accounting change, net loss, and related basic and diluted loss per share amounts include a non-cash, pre-tax goodwill impairment loss of $183,450, which was recorded in the fourth quarter of 2004.

(B) During the second quarter of 2002, the Company recognized a non-cash, pre-tax loss on extinguishment of debt of $5,771, as the result of an early extinguishment of debt.

(C) In accordance with the transition provisions of Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets*, we determined during 2002 that the carrying value of the Company's goodwill exceeded its fair value. Effective January 1, 2002, we recorded a non-cash, after-tax impairment charge of $69,834 as a cumulative effect of accounting change.

(D) These amounts represent depreciation and amortization on fixed and finite-lived intangible assets.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview

The following Management Discussion and Analysis ("MD&A") is intended to help the reader understand the results of operations and financial condition of the Company. This MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes to the financial statements.

We are an independent designer and manufacturer of highly engineered electrical and electronic components, modules and systems for the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets.

Our net income for the year ended December 31, 2006 was $14.5 million, or $0.63 per diluted share, compared with net income of $0.9 million, or $0.04 per diluted share, for 2005.

Our 2006 operating results were favorably affected by a number of items, including improved operational performance at our United Kingdom facility and increased commercial vehicle volumes in North America and Europe. Our results were also favorably impacted by a $4.5 million pretax reduction in our restructuring expense and a $3.5 million pretax reduction in our bad debt expense. Furthermore, our PST Indústria Eletrônica da Amazônia Ltda. ("PST") joint venture in Brazil continued to perform well, resulting in equity earnings of $6.8 million compared with $4.0 million in the previous year.

These benefits were mitigated by a number of challenging industry-wide issues, including intense competition, product price reductions, and higher commodity costs. We continuously work to address these challenges by implementing a broad range of initiatives aimed to improve operating performance. During 2006, we employed teams to implement best practices in our underperforming operations and focused our purchasing initiatives to reduce material procurement costs. Our operational improvements and working capital management yielded a $27.4 million increase in cash flow from operating activities increased to $46.5 million and $19.1 million for the fiscal years ended December 31, 2006 and 2005, respectively.

On July 29, 2006 we announced that we would begin work on our second major instrument panel assembly contract for the North American commercial vehicle market. Production is expected to begin in the first quarter of 2007 and the contract is expected to contribute net sales of approximately $40.0 million annually at full production. It is currently anticipated that the program will reach full-production levels by 2009.

In 2007, management expects a significant decline in North American production for medium- and heavy-trucks as more stringent diesel emissions standards become effective in the U.S. We expect our overall sales decline will be less than the industry production decline because our second instrument panel award and stable demand outside the U.S. partially offsets reduced North American medium- and heavy-duty truck production. Our expected performance will be based on our continued drive toward operational excellence across the organization, ongoing cost reduction initiatives and successful launches of several key products in 2007.

Significant factors inherent to our markets that could affect our results for 2007 include the financial stability of our customers and suppliers as well as our ability to successfully execute our planned productivity and cost reduction initiatives. We are undertaking these initiatives to mitigate commodity price increases and customer-demanded price reductions. As part of these programs, we have implemented a nonspeculative hedging program to reduce our exposure to copper price fluctuations. Our results for 2007 also depend on conditions in the automotive and commercial vehicle industries, which are generally dependent on domestic and global economies.

Going forward, we look to continue our transition to low-cost manufacturing locations. Initially, this initiative may result in restructuring costs stemming from facility closures and production relocations. However, the longer-term effects of such an initiative will enable us to reduce our operating costs and provide global sourcing capacity to our customers.

Results of Operations

We are primarily organized by markets served and products produced. Under this organization structure, our operations have been aggregated into two reportable segments: Vehicle Management & Power Distribution and Control Devices. The Vehicle Management & Power Distribution reportable segment includes results of operations from our operations that primarily design and manufacture electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. The Control Devices reportable segment includes results of operations from our operations that primarily design and manufacture electronic and electromechanical switches, control actuation devices and sensors.

Beginning in 2005, we changed from a calendar year-end to a 52-53 week fiscal year-end. Since then, our fiscal quarters were comprised of 13-week periods. On October 30, 2006, we changed back to a calendar (December 31) fiscal year end, and therefore the 2006 fiscal year ended on December 31, 2006. Our fiscal quarters are now comprised of three month periods.

Fiscal Year Ended December 31, 2006 Compared To Fiscal Year Ended December 31, 2005

Net Sales. Net sales for our reportable segments, excluding inter-segment sales, for the fiscal years ended December 31, 2006 and 2005 are summarized in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase / (Decrease)	% Increase / (Decrease)
	2006		2005			
Vehicle Management & Power Distribution	$ 407,706	57.5%	$ 358,683	53.4%	$ 49,023	13.7%
Control Devices	300,993	42.5	312,901	46.6	(11,908)	(3.8)%
Total net sales	$ 708,699	100.0%	$ 671,584	100.0%	$ 37,115	5.5%

The increase in net sales for our Vehicle Management & Power Distribution segment was primarily due to increased sales to our commercial vehicle customers because North American demand was strong during the year. The most significant factor behind the increase in demand is related to the 2007 implementation of more stringent diesel emissions standards in the U.S. Overall commercial vehicle demand increased in 2006 in anticipation of the 2007 emission changes. As of result of this pull ahead in demand, we expect a substantial decline in North American demand in 2007. In addition to the North American volume increase, our revenues also increased as a result of new product sales in Europe and a $1.4 million impact from foreign currency exchange rates for the year. Net sales for our Control Devices segment declined as a result of lower production volumes at the traditional domestic automakers and product price reductions. These declines were partially offset by new product sales in our European operations. For the full year, the Control Devices segment was impacted by $0.2 million from favorable foreign currency exchange.

Net sales by geographic location for the fiscal years ended December 31, 2006 and 2005 are summarized in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase / (Decrease)	% Increase / (Decrease)
	2006		2005			
North America	$ 541,541	76.4%	$ 532,523	79.3%	$ 9,018	1.7%
Europe and other	167,158	23.6	139,061	20.7	28,097	20.2%
Total net sales	$ 708,699	100.0%	$ 671,584	100.0%	$ 37,115	5.5%

The increase in North American sales was primarily attributable to increased sales to our commercial vehicle customers as a result of strong North American demand. The increase was substantially offset by unfavorable North American light vehicle production and product price reductions. The increase in sales outside North America was primarily due to new product revenues and favorable foreign currency exchange rates. The favorable effect of foreign currency exchange rates impacted net sales outside North America by $1.6 million for the fiscal year ended December 31, 2006.

Consolidated statements of operations as a percentage of net sales for the fiscal years ended December 31, 2006 and 2005 are presented in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase /
	2006		2005		(Decrease)
Net Sales	$ 708,699	100.0%	$ 671,584	100.0%	$ 37,115
Costs and Expenses:					
Cost of goods sold	549,793	77.6	522,996	77.9	26,797
Selling, general and administrative	124,302	17.5	116,836	17.4	7,466
Provision for doubtful accounts	236	0.0	3,711	0.6	(3,475)
Gain on sale of property, plant & equipment, net	(1,303)	(0.2)	(360)	(0.1)	(943)
Restructuring charges	608	0.1	5,098	0.7	(4,490)
Operating Income	35,063	5.0	23,303	3.5	11,760
Interest expense, net	21,744	3.1	23,872	3.6	(2,128)
Equity in earnings of investees	(7,125)	(1.0)	(4,052)	(0.6)	(3,073)
Other (income) loss, net	805	0.1	(953)	(0.1)	1,758
Income Before Income Taxes	19,639	2.8	4,436	0.6	15,203
Provision for income taxes	5,126	0.7	3,503	0.5	1,623
Net Income	$ 14,513	2.1%	$ 933	0.1%	$ 13,580

Cost of Goods Sold. This decrease in cost of goods sold as a percentage of sales was predominately due to operational improvements and increased sales volume. Offsetting these factors were unfavorable material price variances resulting from raw material price increases and product price reductions. We expect that pricing and raw material price challenges will continue to affect our gross margin into 2007. Our management team is working to offset these pressures through our focused operational improvement efforts, commodity hedging and purchasing programs.

Selling, General and Administrative Expenses. The increase in non-product development SG&A expenses in 2006 compared with 2005 is primarily attributable to the increase in sales and infrastructure costs related to a new product launch and costs related to a consulting agreement for a former employee. These increases were partially offset by a $1.2 million one-time gain related to the settlement of the life insurance benefits portion of a postretirement benefit plan. During 2005, our SG&A costs benefited from non-recurring legal and commercial settlements. Product development expenses included in selling, general and administrative ("SG&A") were $40.8 million and $39.2 million for the fiscal years ended December 31, 2006 and 2005, respectively. In the future, the company intends to reallocate its resources to focus on the design and development of new products rather than focusing on sustaining existing product programs for specific customers.

Provision for Doubtful Accounts. The decrease in the provision for doubtful accounts was primarily a function of bad debt charges associated with customer bankruptcies in 2005 exceeding the bad debt charges associated with customer bankruptcies in 2006.

Restructuring Charges. In January 2005, we announced that we would undertake restructuring efforts related to the rationalization of certain manufacturing facilities in Europe and North America. The restructuring is a result of our cost reduction initiatives. The decrease in restructuring charges was a result of the substantial completion of our previously announced restructuring initiatives.

Interest Expense, Net. The decrease in interest expense, net was primarily due to an increase in interest income in 2006. Interest income in 2006 and 2005 was $2.9 million and $0.9 million, respectively. This increase was related to a $1.2 million past due interest payment from PST and increased interest generated from our cash and cash equivalents.

Equity in Earnings of Investees. The increase in equity in earnings of investees was predominately attributable to the increase in equity earnings recognized from our PST joint venture in Brazil. The increase primarily reflects higher volume for PST's security and electric power component product lines.

Other (Income) Loss, Net. The decrease in other income was primarily the result of unfavorable foreign exchange contract variances. The decrease was offset by a $1.6 million gain on the sale of our partnership interest in Industrial Development Associates ("IDA").

Income Before Income Taxes. Income before income taxes is summarized in the following table by reportable segment (in thousands):

	For the Fiscal Years Ended December 31, 2006	For the Fiscal Years Ended December 31, 2005	$ Increase / (Decrease)
Vehicle Management & Power Distribution	$ 24,473	$ 13,573	$ 10,900
Control Devices	10,396	5,640	4,756
Other corporate activities	6,392	8,217	(1,825)
Corporate interest expense	(21,622)	(22,994)	1,372
Income before income taxes	$ 19,639	$ 4,436	$ 15,203

The increase in income before income taxes at the Vehicle Management & Power Distribution reportable segment was primarily the result of increased sales volume, a reduction in bad debt expense, and operational improvements. Offsetting these gains were unfavorable raw material purchase price variances and product price reductions.

The increase in income before income taxes at the Control Devices reportable segment was primarily the result of improved operating efficiencies at our United Kingdom operation and a reduction in restructuring and bad debt expenses. These factors were partially offset by ongoing product price reductions and increased raw material costs.

Income before income taxes by geographic location for the fiscal years ended December 31, 2006 and 2005 are summarized in the following table (in thousands):

	For the Fiscal Years Ended December 31, 2006		2005		$ Increase / (Decrease)	% Increase / (Decrease)
North America	$ 10,847	55.2%	$ 7,208	162.5%	$ 3,639	50.5%
Europe and other	8,792	44.8	(2,772)	(62.5)	11,564	417.2%
Income before income taxes	$ 19,639	100.0%	$ 4,436	100.0%	$ 15,203	342.7%

The increase in our profitability in North America was primarily attributable to increased North American commercial vehicle volume and lower bad debt expenses. The positive variance was partially offset by unfavorable raw material variances and product price reductions. The increase in our profitability outside North America was primarily due to the operational improvement at our United Kingdom operations, which experienced significant operational inefficiencies in 2005, and increased sales volume. These improvements were partially offset by costs related to the start-up of our Suzhou, China, manufacturing facility.

Provision (Benefit) for Income Taxes. We recognized a provision for income taxes of $5.1 million, or 26.1% of pre-tax income, and $3.5 million, or 79.0% of the pre-tax income, for federal, state and foreign income taxes for the years ended December 31, 2006 and 2005, respectively. The decrease in the effective tax rate was primarily attributable to an increase in pre-tax earnings and a corresponding reduction in the amount of additional valuation allowance needed that resulted from the improved performance of our United Kingdom operations.

Fiscal Year Ended December 31, 2005 Compared To Fiscal Year Ended December 31, 2004

Net Sales. Net sales for our reportable segments, excluding inter-segment sales, for the fiscal years ended December 31, 2005 and 2004 are summarized in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase /	% Increase /
	2005		2004		(Decrease)	(Decrease)
Vehicle Management & Power Distribution	$ 358,683	53.4%	$ 352,706	51.7%	$ 5,977	1.7%
Control Devices	312,901	46.6	329,089	48.3	(16,188)	(4.9)%
Total net sales	$ 671,584	100.0%	$ 681,795	100.0%	$ (10,211)	(1.5)%

The increase in net sales for our Vehicle Management & Power Distribution reportable segment was primarily due to increased North American commercial vehicle production, mitigated by product price reductions and a European product phase-out. The decrease in net sales for our Control Devices reportable segment during the fiscal year 2005 was primarily attributable to product price reductions and reduced North American light vehicle production for our customers.

Net sales by geographic location for the fiscal years ended December 31, 2005 and 2004 are summarized in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase /	% Increase /
	2005		2004		(Decrease)	(Decrease)
North America	$ 532,523	79.3%	$ 539,412	79.1%	$ (6,889)	(1.3)%
Europe and other	139,061	20.7	142,383	20.9	(3,322)	(2.3)%
Total net sales	$ 671,584	100.0%	$ 681,795	100.0%	$ (10,211)	(1.5)%

The decrease in sales outside North America was primarily attributed to lower light vehicle volume and a product phase-out. The decrease was partially offset by increased commercial vehicle production. The decline in North American sales is attributable to reduced light vehicle volumes and price reductions.

Consolidated statements of operations as a percentage of net sales for the fiscal years ended December 31, 2005 and 2004 are presented in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase /
	2005		2004		(Decrease)
Net Sales	$ 671,584	100.0%	$ 681,795	100.0%	$ (10,211)
Costs and Expenses:					
Cost of goods sold	522,996	77.9	506,808	74.3	16,188
Selling, general and administrative	116,836	17.4	114,480	16.8	2,356
Provision for doubtful accounts	3,711	0.6	354	0.1	3,357
(Gain) loss on sale of property, plant and equipment, net	(360)	(0.1)	186	0.0	(546)
Goodwill impairment charge	—	—	183,450	26.9	(183,450)
Restructuring charges	5,098	0.7	2,087	0.3	3,011
Operating Income (loss)	23,303	3.5	(125,570)	(18.4)	148,873
Interest expense, net	23,872	3.6	24,456	3.6	(584)
Equity in earnings of investees	(4,052)	(0.6)	(1,698)	(0.2)	(2,354)
Other (income) loss, net	(953)	(0.1)	828	0.1	(1,781
Income (Loss) Before Income Taxes	4,436	0.6	(149,156)	(21.9)	153,592
Provision for income taxes	3,503	0.5	(56,653)	(8.3)	60,156
Net Income (Loss)	$ 933	0.1%	$ (92,503)	(13.6)%	$ 93,436

Cost of Goods Sold. This increase in cost of goods sold as a percentage of sales was predominately due to operational inefficiencies resulting from the execution of our restructuring efforts, price reductions and reduced North American light vehicle volume.

Selling, General and Administrative Expenses. Included in SG&A expenses for the fiscal year ended December 31, 2005 and 2004 were product development expenses of $39.2 million and $36.1 million, respectively. The increase in SG&A expenses primarily reflects increased investment in our product development activities, which are focused on driver information products, emissions system products, chassis and occupant safety. The increase also reflects increased sales and marketing activity partially offset by decreased Sarbanes-Oxley compliance expenses.

Provision for Doubtful Accounts. The increase in the provision for doubtful accounts was primarily a function of bad debt charges associated with customer bankruptcies in 2005 exceeding the bad debt charges associated with customer bankruptcies in 2004.

Restructuring Charges. The increase in restructuring charges was a result of our restructuring initiatives announced in January 2005 that we would undertake restructuring efforts related to the rationalization of certain manufacturing facilities in the high cost regions of Europe and North America. This rationalization was a result of our cost reduction initiatives.

Equity in Earnings of Investees. The increase in equity earnings from investees was predominately attributable to the increase in equity earnings recognized from our PST joint venture in Brazil. The increase primarily reflects higher volume and pricing for PST's security product lines.

Other (Income) Loss, Net. The increase in other income was primarily the result of favorable foreign currency forward and option contracts.

Income (Loss) Before Income Taxes. Income (loss) before income taxes, which is the primary profitability measure used by our chief executive officer, is summarized in the following table by reportable segment for the fiscal years ended December 31, 2005 and 2004 (in thousands):

	For the Fiscal Years Ended December 31,		$ Increase /
	2005	2004	(Decrease)
Vehicle Management & Power Distribution	$ 13,573	$ 29,623	$ (16,050)
Control Devices	5,640	(150,021)	155,661
Other corporate activities	8,217	(4,477)	12,694
Corporate interest expense	(22,994)	(24,281)	1,287
Income (loss) before income taxes	$ 4,436	$(149,156)	$ 153,592

The decrease in income (loss) before income taxes at the Vehicle Management & Power Distribution reportable segment was primarily the result of operational inefficiencies, bad debt expenses related to customer bankruptcies, increased product development expenses, restructuring charges and product price reductions. Customer bankruptcies resulted in a charge of $1.0 million in 2005 for the Vehicle Management & Power Distribution reportable segment.

The increase in income (loss) before income taxes at the Control Devices reportable segment was primarily the result of the $183.5 million goodwill impairment charge recorded in 2004 that did not recur in 2005. Excluding this charge, income declined year-over-year due to operational inefficiencies, product price reductions, decreased North American light vehicle volume, and a $2.6 million charge related to customer bankruptcies.

Income before income taxes by geographic location for the fiscal years ended December 31, 2005 and 2004 is summarized in the following table (in thousands):

	For the Fiscal Years Ended December 31,				$ Increase /	% Increase /
	2005		2004		(Decrease)	(Decrease)
North America	$ 7,208	162.5%	$ (157,868)	105.8%	$ 165,076	104.6%
Europe and other	(2,772)	(62.5)	8,712	(5.8)	(11,484)	(131.8)%
Income (loss) before income taxes	$ 4,436	100.0%	$ (149,156)	100.0%	$ 153,592	103.0%

The decrease in our overall profitability, excluding the goodwill impairment charge recorded in 2004, was primarily due to operating inefficiencies, restructuring charges, customer bankruptcies, product price reductions, and increased product development activities.

Provision (Benefit) for Income Taxes. We recognized a provision (benefit) for income taxes of $3.5 million, or 79% of pre-tax income, and $(56.7) million, or (38%) of the pre-tax loss, for federal, state and foreign income taxes for the fiscal years ended December 31, 2005 and 2004, respectively. The increase in the effective rate for the fiscal year ended December 31, 2005 compared to 2004 was attributable to net operating loss carryforwards and certain other deferred tax assets in the United Kingdom that required a full valuation allowance in 2005.

Liquidity and Capital Resources

Net cash provided by operating activities was $46.5 million and $19.1 million for the fiscal years ended December 31, 2006 and 2005, respectively. The increase in net cash provided by operating activities of $27.4 million was primarily due to improvements in net income and lower working capital levels. Our cash management strategy of better matching our suppliers' terms with our customers' terms increased our accounts payable balance and resulted in increased cash flows for 2006.

Net cash used by investing activities was $24.6 million and $27.6 million for the fiscal years ended December 31, 2006 and 2005, respectively. The decrease in net cash used by investing activities of $3.0 million was attributable to a decrease in capital expenditures during the year. During 2006, major capital spending initiatives included the launch of new products in the areas of customer-actuated switches, power distribution systems and sensor products. We also invested approximately $2.6 million for an additional 29% stake in our Minda Instruments Limited ("Minda") joint venture, increasing our investment in Minda from 20% to 49%. In 2006, capital and investment spending was offset by $2.3 million in proceeds from a property sale and $1.2 million in proceeds from the sale of our partnership interest in IDA.

Net cash provided (used) by financing activities was $0.1 million and $(0.4) million for the fiscal years ended December 31, 2006 and 2005, respectively. Cash provided by financing activities for the year ended December 31, 2006 was primarily related to proceeds from the exercise of share options, partially offset by cash used for fees related to the completion of our credit agreement amendment during the first quarter. See Note 4 to the Company's consolidated financial statements for further information on the Company's senior notes and credit facilities.

As discussed in Note 9 to our consolidated financial statements, we have entered into foreign currency forward contracts with a notional value of $16.1 million and $23.0 million at December 31, 2006 and 2005, respectively. The purpose of these investments is to reduce exposure related to our krona- and pound-denominated receivables. The estimated fair value of these contracts at December 31, 2006 and 2005, per quoted market sources, was approximately $(0.5) million and $0.2 million, respectively. The Company's foreign currency option contracts were expired as of December 31, 2006 and 2005, respectively. As discussed in Note 9, we have entered into a fixed price swap for 480 metric tonnes of copper. The purpose of these contracts is to reduce our price risk as it relates to copper prices. As of December 31, 2006, the change in value of the commodity swaps was approximately $(0.1) million.

Our credit facilities contain various covenants that require, among other things, the maintenance of certain specified ratios of consolidated total debt to consolidated EBITDA, interest coverage and fixed charge coverage. Restrictions also include limits on capital expenditures, operating leases and dividends. We were in compliance with all covenants at December 31, 2006. On March 7, 2006, we amended our credit agreement dated May 1, 2002. The amendment modifies certain financial covenant requirements, changes certain reporting requirements, sets borrowing levels based on certain asset levels and prohibits us from repurchasing, repaying or redeeming any of our outstanding subordinated notes unless certain covenant levels are met. See Note 4 to the Company's consolidated financial statements for further information on the Company's senior notes and credit facilities.

The following table summarizes our future cash outflows resulting from financial contracts and commitments, as of December 31, 2006 (in thousands).

Contractual Obligations:	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt	$ 200,000	$ —	$ —	$ —	$ 200,000
Operating leases	17,839	5,737	6,499	1,493	4,110
Employee benefit plans	9,988	763	1,527	1,835	5,863
Total contractual obligations	$ 227,827	$ 6,500	$ 8,026	$ 3,328	$ 209,973

The Company's $200.0 million senior notes are redeemable in May 2007 at 105.75. Given the Company's senior notes are redeemable in the near future, we may seek to retire the notes through cash purchases, open market purchases, privately negotiated transactions or otherwise. Such redemptions, purchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Future capital expenditures are expected to be consistent with recent levels and future organic growth is expected to be funded through cash flows from operations. Management will continue to focus on reducing its weighted average cost of capital and believes that cash flows from operations and the availability of funds from our credit facilities will provide sufficient liquidity to meet our future growth and operating needs. As outlined in Note 4 to our consolidated financial statements, the Company is party to a $100.0 million revolving credit facility. On March 7, 2006, the Company amended the credit agreement, which, among other things, gave the Company substantially all of its borrowing capacity on the $100.0 million credit facility. As of December 31, 2006, $96.7 million of the $100.0 million was available.

Inflation and International Presence

Given the current economic climate and recent increases in certain commodity prices, we believe that a continuation of such price increases would significantly affect our profitability. Furthermore, by operating internationally, we are affected by the economic conditions of certain countries. Based on the current economic conditions in these countries, we believe we are not significantly exposed to adverse economic conditions.

Critical Accounting Policies and Estimates

Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, we evaluate estimates and assumptions used in our financial statements. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

We believe the following are "critical accounting policies" – those most important to the financial presentation and those that require the most difficult, subjective or complex judgments.

Revenue Recognition and Sales Commitments. We recognize revenues from the sale of products, net of actual and estimated returns of products sold based on authorized returns and historical trends in sales returns, at the point of passage of title, which is generally at the time of shipment. We often enter into agreements with our customers at the beginning of a given vehicle's expected production life. Once such agreements are entered into, it is our obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements are subject to renegotiation, which may affect product pricing. In certain limited instances, we may be committed under existing agreements to supply products to our customers at selling prices which are not sufficient to cover the direct cost to produce such products. In such situations, we recognize losses immediately. These agreements generally may also be terminated by our customers at any time.

On an ongoing basis, we receive blanket purchase orders from our customers, which include pricing terms.

Purchase orders do not always specify quantities. We recognize revenue based on the pricing terms included in our purchase orders as our products are shipped to our customers. We are asked to provide our customers with annual cost reductions as part of certain agreements. In addition, we have ongoing adjustments to our pricing arrangements with our customers based on the related content, the cost of our products and other commercial factors. Such pricing accruals are adjusted as they are settled with our customers.

Warranties. Our warranty reserve is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet dates. This estimate is based on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims. To estimate the warranty reserve, we are required to forecast the resolution of existing claims as well as expected future claims on products previously sold. Although, we believe that our warranty reserve is adequate and that the judgment applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future. Our customers are increasingly seeking to hold suppliers responsible for product warranties, which could negatively impact our exposure to these costs.

Allowance for Doubtful Accounts. We have concentrations of sales and trade receivable balances with a few key customers. Therefore, it is critical that we evaluate the collectibility of accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet their financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. Additionally, we review historical trends for collectibility in determining an estimate for our allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. We do not have collateral requirements with our customers.

Contingencies. We are subject to legal proceedings and claims, including product liability claims, commercial or contractual disputes, environmental enforcement actions and other claims that arise in the normal course of business. We routinely assess the likelihood of any adverse judgments or outcomes to these matters, as well as ranges of probable losses, by consulting with internal personnel principally involved with such matters and with our outside legal council handling such matters.

We have accrued for estimated losses in accordance with Statement of Financial Accounting Standard ("SFAS") No. 5, *Accounting for Contingencies*, when it is probable that a liability or loss has been incurred and the amount can be reasonably estimated. Contingencies by their nature relate to uncertainties that require the exercise of judgment both in assessing whether or not a liability or loss has been incurred and estimated that amount of probable loss. The reserves may change in the future due to new developments or changes in circumstances. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution.

Inventory Valuation. Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for U.S. inventories and by the first-in, first-out ("FIFO") method for non-U.S. inventories. Where appropriate, standard cost systems are utilized for purposes of determining cost and the standards are adjusted as necessary to ensure they approximate actual costs. Estimates of the lower of cost or market value of inventory are determined based upon current economic conditions, historical sales quantities and patterns and, in some cases, the specific risk of loss on specifically identified inventories.

Goodwill. In connection with the adoption of SFAS No. 142, *Goodwill and Other Intangible Assets*, we discontinued the amortization of goodwill on January 1, 2002. In lieu of amortization, this standard requires that goodwill be tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The valuation methodologies employed by the Company use subjective measures including forward looking financial information and discount rates that directly impact the resulting fair values used to test the Company's business units for impairment. See Note 2 to our consolidated financial statements for more information on our application of this accounting standard, including the valuation techniques used to determine the fair value of goodwill.

Share-Based Compensation. The valuing of our share-based compensation awards involves a number of assumptions. We believe each assumption used in the valuation is reasonable because it takes into account the experience of the plan and reasonable expectations. We estimate volatility and forfeitures based on historical data and the expected term of the share-based compensation awards. The assumptions, however, involve inherent uncertainties.

As a result, if other assumptions had been used, share-based compensation expense could have varied.

Pension and Other Postretirement Benefits. The amounts recognized in the consolidated financial statements related to pension and other postretirement benefits are determined from actuarial valuations. Inherent in these valuations are assumptions including expected return on plan assets, discount rates at which the liabilities could be settled at December 31, 2006, rate of increase in future compensation levels, mortality rates and health care cost trend rates. These assumptions are updated annually and are disclosed in Note 8 to the consolidated financial statements. In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods and, therefore, affect expense.

The expected long-term return on assets is determined as a weighted average of the expected returns for each asset class held by the defined-benefit pension plan at the date. The expected return on bonds has been based on the yield available on similar bonds (by currency, issuer and duration) at that date. The expected return on equities is based on an equity risk premium of return above that available on long-term government bonds of a similar duration and the same currency as the liabilities.

Discount rates for our defined benefit pension plan in the United Kingdom are determined using the average long-term sterling AA corporate bond. On December 29, 2006, the yield was approximately 5.15%, with the individual yields on most of these yields of most of the bonds being within a range of 5.0% - 5.4%.

Discount rates for our other postretirement benefit plan in the U.S. are determined using the Moody's Aa Corporate Bond Index. The average equivalent annual rate on a Aa Corporate bond at December 31, 2006 was 5.8%.

Deferred Income Taxes. Deferred income taxes are provided for temporary differences between amounts of assets and liabilities for financial reporting purposes and the basis of such assets and liabilities as measured by tax laws and regulations. Our deferred tax assets include net operating loss carryforwards and tax credits that can be used to offset taxable income in future periods and reduce income taxes payable in those future periods. Due to the length of the carryover period it is unlikely that the deferred tax assets will expire prior to being utilized. The Company does not provide deferred income taxes on unremitted earnings of certain non-U.S. subsidiaries, which are deemed permanently reinvested.

SFAS No. 109, *Accounting for Income Taxes,* requires that deferred tax assets be reduced by a valuation allowance if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This assessment requires significant judgment, and in making this evaluation, the Company considers available positive and negative evidence, including past results, the existence of cumulative losses in recent periods, and our forecast of taxable income for the current year and future years. A valuation allowance may need to be recorded against U.S. deferred tax assets in the event that future U.S. taxable income is materially different than estimated amounts. The primary risk factor is a more than expected severe downturn in the U.S. automotive and commercial vehicle segments of which the Company has significant U.S. operations. The impact of the risk factor would be offset by raw material cost management and restructuring initiatives which are expected to result in savings in future periods.

Recently Issued Accounting Standards

New accounting standards to be implemented:

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes,* which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides criteria for subsequently recognizing, derecognizing and measuring changes in uncertain tax positions and requires expanded disclosures with respect to the uncertainty of income taxes. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently reviewing this new standard to determine its effects, if any, on our results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157 ("SFAS 157"), *Fair Value Measurements,* which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The provisions of SFAS 157 will be applied prospectively. We are currently evaluating the impact SFAS 157 will have on our financial statements.

New accounting standards implemented:

In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1 ("FSP No. AUG AIR-1"), *Accounting for Planned Major Maintenance Activities.* This position prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The provisions of the pronouncement are effective for fiscal years beginning after December 15, 2006. We adopted the provisions of this FSP as of January 1, 2007, as required. The adoption did not have a material impact on our consolidated results of operations or financial condition.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108 ("SAB 108"), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,* which expresses the SEC's views regarding the process of quantifying financial statement misstatements. Registrants are required to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB 108 is effective for financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have an impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158 ("SFAS 158"), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).* This statement requires an entity to recognize the funded status of its defined benefit pension plans and other postretirement benefit plans, such as a retiree health care plan, on the balance sheet and to recognize changes in the funded status, that arise during the period but are not recognized as components of net periodic benefit cost, within other comprehensive income, net of income taxes. SFAS 158 also requires measurement of the funded status of the plans as of the balance sheet date. SFAS 158 is effective for recognition of the funded status of the plans for fiscal years ending after December 15, 2006 and is effective for the measurement date provisions for fiscal years ending after December 15, 2008. Upon adoption of SFAS 158, there was no significant impact on our consolidated statement of financial position.

Forward-Looking Statements

Portions of this report contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this report and include statements regarding the intent, belief or current expectations of the Company, our directors or officers with respect to, among other things, our (i) future product and facility expansion, (ii) acquisition strategy, (iii) investments and new product development, and (iv) growth opportunities related to awarded business. Forward-looking statements may be identified by the words "will," "may," "designed to," "believes," "plans," "expects," "continue," and similar words and expressions. The forward-looking statements in this report are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed in or implied by the statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among other factors:

- the loss or bankruptcy of a major customer;
- the costs and timing of facility closures, business realignment, or similar actions;
- a significant change in automotive, medium- and heavy-duty or agricultural and off-highway vehicle production;
- our ability to achieve cost reductions that offset or exceed customer-mandated selling price reductions;
- a significant change in general economic conditions in any of the various countries in which we operate;
- labor disruptions at our facilities or at any of our significant customers or suppliers;
- the ability of our suppliers to supply us with parts and components at competitive prices on a timely basis;
- the amount of debt and the restrictive covenants contained in our credit facility;
- customer acceptance of new products;
- capital availability or costs, including changes in interest rates or market perceptions;
- the successful integration of any acquired businesses;
- the occurrence or non-occurrence of circumstances beyond our control; and
- those items described in Part I, Item IA ("Risk Factors").

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Interest Rate Risk

From time to time, we are exposed to certain market risks, primarily resulting from the effects of changes in interest rates. At December 31, 2006, however, all of our debt was fixed rate debt. At this time, we do not use financial instruments to manage this risk.

Commodity Price Risk

Given the current economic climate and the recent increases in certain commodity costs, we currently are experiencing an increased risk, particularly with respect to the purchase of copper, zinc, resins and certain other commodities. We manage this risk through a combination of fixed price agreements, staggered short-term contract maturities and commercial negotiations with our suppliers. In December 2006, we entered into a fixed price swap for 480 metric tonnes of copper. The purpose of these contracts is to reduce our price risk as it relates to copper prices. The recent increases in certain commodity costs have negatively affected our operating results, and a continuation of such price increases could significantly affect our profitability. Going forward, we believe that our mitigation efforts will offset a substantial portion of the financial impact of these increased costs. However, no assurances can be given that the magnitude or duration of these increased costs will not have a material impact on our future operating results. A hypothetical pre-tax gain or loss in fair value from a 10.0% favorable or adverse change in commodity prices would not significantly affect our results of operations, financial position or cash flows.

Foreign Currency Exchange Risk

Our risks related to foreign currency exchange rates have historically not been material; however, given the current economic climate, we are monitoring this risk. We use derivative financial instruments, including foreign currency forward and option contracts, to mitigate our exposure to fluctuations in foreign currency exchange rates by reducing the effect of such fluctuations on foreign currency denominated intercompany transactions and other known foreign currency exposures. As discussed in Note 9 to our consolidated financial statements, we have entered into foreign currency forward contracts that had a notional value of $16.1 million and $23.0 million at December 31, 2006 and 2005, respectively. The purpose of these investments is to reduce exposure related to the Company's Swedish krona and British pound denominated receivables. The estimated fair value of these contracts at December 31, 2006 and 2005, per quoted market sources, was approximately $(0.5) million and $0.2 million, respectively. The Company's foreign currency option contracts expired as of December 31, 2006. We do not expect the effects of this risk to be material in the future based on the current operating and economic conditions in the countries in which we operate.

A hypothetical pre-tax gain (loss) in fair value from a 10% favorable or adverse change in quoted currency exchange rates would be approximately $1.5 million or $(1.8) million as of December 31, 2006. A hypothetical pre-tax gain (loss) in fair value from a 10% favorable or adverse change in quoted currency exchange rates would be approximately $2.1 million or $(2.5) million as of December 31, 2005. These estimated changes assume a parallel shift in all currency exchange rates and include the gain or loss on financial instruments used to hedge known foreign currency exposures. Because exchange rates typically do not all move in the same direction, the estimate may overstate the impact of changing exchange rates on the net fair value of the Company's currency derivatives. It is also important to note that gains and losses indicated in the sensitivity analysis would generally be offset by gains and losses on the underlying exposures being hedged. Therefore, a hypothetical pre-tax gain or loss in fair value from a 10.0% favorable or adverse change in quoted foreign currencies would not significantly affect our results of operations, financial position or cash flows.

Item 8. ***Financial Statements and Supplementary Data.***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Stoneridge, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Stoneridge, Inc. and Subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audit also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stoneridge, Inc. and Subsidiaries at December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective at the beginning of the second quarter of 2005, the Company adopted FASB Statement No. 123 (revised 2004), Share-Based Payment (FAS123(R)) using the modified-prospective-transition method.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Stoneridge, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 12, 2007

STONERIDGE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31, 2006	December 31, 2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 65,882	$ 40,784
Accounts receivable, less allowances for doubtful accounts of $3,831 and $3,829, respectively	106,985	100,362
Inventories, net	58,521	53,791
Prepaid expenses and other	13,448	14,490
Deferred income taxes	9,196	9,253
Total current assets	254,032	218,680
Long-Term Assets:		
Property, plant and equipment, net	114,586	113,478
Other Assets:		
Goodwill	65,176	65,176
Investments and other, net	30,875	26,491
Deferred income taxes	37,138	39,213
Total long-term assets	247,775	244,358
Total Assets	$ 501,807	$ 463,038
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ —	$ 44
Accounts payable	72,493	55,344
Accrued expenses and other	45,624	46,603
Total current liabilities	118,117	101,991
Long-Term Liabilities:		
Long-term debt, net of current portion	200,000	200,000
Deferred income taxes	1,923	923
Other liabilities	3,145	6,133
Total long-term liabilities	205,068	207,056
Shareholders' Equity:		
Preferred Shares, without par value, authorized 5,000 shares, none issued	—	—
Common Shares, without par value, authorized 60,000 shares, issued 23,990 and 23,232 shares and outstanding 23,804 and 23,178 shares, respectively, with no stated value	—	—
Additional paid-in capital	150,078	147,440
Common Shares held in treasury, 186 and 54 shares, respectively, at cost	(151)	(65)
Retained earnings	21,701	7,188
Accumulated other comprehensive income (loss)	6,994	(572)
Total shareholders' equity	178,622	153,991
Total Liabilities and Shareholders' Equity	$ 501,807	$ 463,038

The accompanying notes are an integral part of these consolidated financial statements.

STONERIDGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	For the Fiscal Years Ended December 31,		
	2006	2005	2004
Net Sales	$ 708,699	$ 671,584	$ 681,795
Costs and Expenses:			
Cost of goods sold	549,793	522,996	506,808
Selling, general and administrative	124,302	116,836	114,480
Provision for doubtful accounts	236	3,711	354
(Gain) loss on sale of property, plant and equipment, net	(1,303)	(360)	186
Goodwill impairment charge	—	—	183,450
Restructuring charges	608	5,098	2,087
Operating Income (Loss)	35,063	23,303	(125,570)
Interest expense, net	21,744	23,872	24,456
Equity in earnings of investees	(7,125)	(4,052)	(1,698)
Other (income) loss, net	805	(953)	828
Income (Loss) Before Income Taxes	19,639	4,436	(149,156)
Provision (benefit) for income taxes	5,126	3,503	(56,653)
Net Income (Loss)	$ 14,513	$ 933	$ (92,503)
Basic net income (loss) per share	$ 0.63	$ 0.04	$ (4.09)
Basic weighted average shares outstanding	22,866	22,709	22,622
Diluted net income (loss) per share	$ 0.63	$ 0.04	$ (4.09)
Diluted weighted average shares outstanding	23,062	22,775	22,622

The accompanying notes are an integral part of these consolidated financial statements.

STONERIDGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Fiscal Years Ended December 31,		
	2006	2005	2004
OPERATING ACTIVITIES:			
Net income (loss)	$ 14,513	$ 933	$ (92,503)
Adjustments to reconcile net income to net cash provided (used) by operating activities -			
Depreciation	25,904	25,861	25,137
Amortization	1,657	1,560	1,620
Deferred income taxes	3,466	815	(57,563)
Earnings of equity method investees, less dividends received	(3,455)	(1,894)	(1,639)
(Gain) loss on sale of fixed assets	(1,303)	(360)	186
Gain on sale of partnership interest	(1,627)	—	—
Share-based compensation expense	1,953	1,695	1,389
Postretirement benefit settlement gain	(1,242)	—	—
Goodwill impairment charge	—	—	183,450
Changes in operating assets and liabilities -			
Accounts receivable, net	(2,739)	(3,516)	(9,511)
Inventories, net	(2,350)	517	(6,981)
Prepaid expenses and other	1,742	(3,744)	(440)
Other assets	2,228	(1,762)	505
Accounts payable	14,084	505	2,596
Accrued expenses and other	(6,291)	(1,549)	2,030
Net cash provided by operating activities	46,540	19,061	48,276
INVESTING ACTIVITIES:			
Capital expenditures	(25,895)	(28,934)	(23,917)
Proceeds from sale of fixed assets	2,266	1,664	1
Proceeds from sale of partnership interest	1,153	—	—
Business acquisitions and other	(2,133)	(282)	(702)
Collection of loan receivable from joint venture	—	—	4,695
Net cash used by investing activities	(24,609)	(27,552)	(19,923)
FINANCING ACTIVITIES:			
Repayments of long-term debt	(44)	(118)	(524)
Share-based compensation activity	301	1	(380)
Other financing costs	(150)	(241)	(134)
Net cash provided (used) by financing activities	107	(358)	(1,038)
Effect of exchange rate changes on cash and cash equivalents	3,060	(2,699)	875
Net change in cash and cash equivalents	25,098	(11,548)	28,190
Cash and cash equivalents at beginning of period	40,784	52,332	24,142
Cash and cash equivalents at end of period	$ 65,882	$ 40,784	$ 52,332
Supplemental disclosure of cash flow information:			
Cash paid for interest, net	$ 20,565	$ 22,683	$ 23,321
Cash paid for income taxes, net	$ 2,394	$ 4,891	$ 4,536

The accompanying notes are an integral part of these consolidated financial statements.

STONERIDGE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Number of Common Shares	Number of Treasury Shares	Additional Paid-in Capital	Common Shares Held in Treasury	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity	Comprehensive Income (Loss)
BALANCE, DECEMBER 31, 2003	22,459	—	$ 143,535	—	$ 98,758	$ 1,113	$ 243,406	
Net loss	—	—	—	—	(92,503)	—	(92,503)	$ (92,503)
Exercise of share options	221	—	840	—	—	—	840	—
Issuance of restricted Common Shares	108	—	—	—	—	—	—	—
Forfeited restricted Common Shares	(8)	8	—	—	—	—	—	—
Share-based compensation matters	—	—	1,389	—	—	—	1,389	—
Other comprehensive income (loss):								
Minimum pension liability adjustments	—	—	—	—	—	(2,224)	(2,224)	(2,224)
Unrealized gain on marketable securities	—	—	—	—	—	12	12	12
Currency translation adjustments	—	—	—	—	—	4,685	4,685	4,685
Comprehensive loss								$ (90,030)
BALANCE, DECEMBER 31, 2004	22,780	8	145,764	—	6,255	3,586	155,605	
Net income	—	—	—	—	933	—	933	933
Exercise of share options	10	—	48	—	—	—	48	—
Issuance of restricted Common Shares	434	—	—	—	—	—	—	—
Forfeited restricted Common Shares	(39)	39	—	—	—	—	—	—
Repurchased Common Shares for treasury	(7)	7	—	(65)	—	—	(65)	—
Share-based compensation matters	—	—	1,628	—	—	—	1,628	—
Other comprehensive income (loss):								
Minimum pension liability adjustments	—	—	—	—	—	396	396	396
Unrealized gain on marketable securities	—	—	—	—	—	89	89	89
Currency translation adjustments	—	—	—	—	—	(4,643)	(4,643)	(4,643)
Comprehensive loss								$ (3,225)
BALANCE, DECEMBER 31, 2005	23,178	54	147,440	(65)	7,188	(572)	153,991	
Net income	—	—	—	—	14,513	—	14,513	14,513
Exercise of share options	64	—	393	—	—	—	393	—
Issuance of restricted Common Shares	694	—	—	—	—	—	—	—
Forfeited restricted Common Shares	(118)	118	—	—	—	—	—	—
Repurchased Common Shares for treasury	(14)	14	—	(86)	—	—	(86)	—
Share-based compensation matters	—	—	2,245	—	—	—	2,245	—
Other comprehensive income (loss):								
Minimum pension liability adjustments	—	—	—	—	—	1,625	1,625	1,625
Cumulative effect of adopting SFAS No. 158	—	—	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	(84)	(84)	(84)
Currency translation adjustments	—	—	—	—	—	6,025	6,025	6,025
Comprehensive income								$ 22,079
BALANCE, DECEMBER 31, 2006	23,804	186	$ 150,078	$ (151)	$ 21,701	$ 6,994	$ 178,622	

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except share and per share data, unless otherwise indicated)

1. Organization and Nature of Business

Stoneridge, Inc. and its subsidiaries are independent designers and manufacturers of highly engineered electrical and electronic components, modules and systems for the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Stoneridge, Inc. and its wholly-owned and majority-owned subsidiaries (collectively, the "Company"). Intercompany transactions and balances have been eliminated in consolidation. Joint ventures in which the Company does not have control, but does have the ability to exercise influence over operating and principal policies are accounted for under the equity method (Note 3).

Beginning in 2005, we changed from a calendar year-end to a 52-53 week fiscal year-end. Since then, our fiscal quarters were comprised of 13-week periods. On October 30, 2006, we changed back to a calendar (December 31) fiscal year end, and therefore the 2006 fiscal year ended on December 31, 2006. Our fiscal quarters are now comprised of three month periods.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates fair value, due to the highly liquid nature and short-term duration of the underlying securities.

Accounts Receivable and Concentration of Credit Risk

Revenues are principally generated from the automotive, medium- and heavy-duty truck, agricultural and off-highway vehicle markets. Due to the nature of these industries, a significant portion of sales and related accounts receivable are concentrated in a relatively small number of customers. The following table presents the Company's principal customers, as a percentage of net sales:

	For the Fiscal Years Ended December 31,		
	2006	2005	2004
Navistar International	25%	22%	21%
DaimlerChrysler	10	12	11
Ford Motor Company	6	7	7
MAN AG	6	2	2
Deere & Company	6	6	6
General Motors	5	5	7
Other	42	46	46
Total	100%	100%	100%

Accounts receivable from the Company's five largest customer balances aggregated to approximately $57,376, $50,507 and $65,319 at December 31, 2006, 2005 and 2004, respectively.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out ("LIFO") method for approximately 67% and 72% of the Company's inventories at December 31, 2006 and 2005,

(in thousands, except share and per share data, unless otherwise indicated)

respectively, and by the first-in, first-out ("FIFO") method for all other inventories. Inventory cost includes material, labor and overhead. Inventories consist of the following at December 31:

	2006	2005
Raw materials	$ 39,832	$ 34,026
Work in progress	8,196	8,644
Finished goods	12,614	12,400
Total inventories	60,642	55,070
Less: LIFO reserve	(2,121)	(1,279)
Inventories, net	$ 58,521	$ 53,791

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and consist of the following at December 31:

	2006	2005
Land and land improvements	$ 4,654	$ 5,370
Buildings and improvements	44,526	43,954
Machinery and equipment	130,323	113,377
Office furniture and fixtures	36,103	30,799
Tooling	80,579	72,523
Vehicles	470	486
Leasehold improvements	2,190	1,763
Construction in progress	18,835	17,827
Total property, plant and equipment	317,680	286,099
Less: Accumulated depreciation	(203,094)	(172,621)
Property, plant and equipment, net	$ 114,586	$ 113,478

Depreciation is provided by both the straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense for the fiscal years ended December 31, 2006, 2005 and 2004 was $25,904, $25,861 and $25,137, respectively. Depreciable lives within each property classification are as follows:

Buildings and improvements	10–40 years
Machinery and equipment	5–20 years
Office furniture and fixtures	3–10 years
Tooling	2–5 years
Vehicles	3–5 years
Leasehold improvements	3–8 years

Maintenance and repair expenditures that are not considered improvements and do not extend the useful life of property are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is credited or charged to income.

Goodwill and Other Intangible Assets

Under Statement of Financial Accounting Standard ("SFAS") No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets*, goodwill is subject to an annual assessment for impairment (or more frequently if impairment

(in thousands, except share and per share data, unless otherwise indicated)

indicators arise) by applying a fair value-based test. SFAS 142 requires goodwill impairment testing to be evaluated at the "reporting unit level." The Company's operations were reviewed to determine whether such operations should be aggregated into reporting units for testing of goodwill impairment. These operations were reviewed for "similar economic characteristics" to determine if aggregation was appropriate. The Company determined that a significant number of qualitative similarities existed to allow for aggregation of these operations into four reporting units and two of these reporting units have goodwill that was tested in accordance with the provisions of SFAS 142.

The Company performs its annual impairment test of goodwill as of the beginning of the fourth quarter. The Company uses a combination of valuation techniques, which include consideration of market-based approaches and an income approach, in determining the fair value of the Company's applicable reporting units in the annual impairment test of goodwill. The Company believes that the combination of the valuation models provides a more appropriate valuation of the Company's reporting units by taking into account different marketplace participant assumptions. The Company utilizes market and income approaches, specifically the guideline company method (market), the transaction method (market), and the discounted cash flow method (income), in its estimates of fair value of the Company's reporting units being tested and an equal weight is given to each of these three methods. In addition, all three methods utilize market data in the derivation of a value estimate and are forward-looking in nature. The guideline assessment of future performance and the discounted cash flow method utilize a market-derived rate of return to discount anticipated performance.

These methodologies are applied to the reporting units' adjusted historical and projected financial performance. The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumption of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.

As of the beginning of the fourth quarter, the goodwill balance of $65.2 million was related entirely to the Control Devices reportable segment. The Company completed its assessment of any potential goodwill impairment as of October 1, 2006 and October 2, 2005 and determined that no impairment existed as of either date. As of October 1, 2004, the Company determined that the carrying value of goodwill of one of the Company's reporting units, which is included in the Control Devices reportable segment, exceeded its fair value by $183.5 million. The corresponding write-down of goodwill to its fair value was reported as a component of operating loss in the Company's consolidated statement of operations for the fourth quarter of 2004.

The Company had the following finite-lived intangible assets included as a component of other assets in the balance sheet at December 31:

	2006	2005
Patents:		
Gross carrying amount	$ 2,779	$ 2,779
Less: Accumulated amortization	(2,372)	(2,102)
Net carrying amount	$ 407	$ 677

Aggregate amortization expense on patents was $270 and $301 for the fiscal years ended December 31, 2006 and December 31, 2005, respectively. Estimated amortization expense for each succeeding fiscal year based upon the Company's intangible asset portfolio at December 31, 2006 is as follows:

	Estimated Amortization Expense
2007	$ 204
2008	$ 203

(in thousands, except share and per share data, unless otherwise indicated)

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at December 31:

	2006	2005
Compensation-related obligations	$ 15,128	$ 13,712
Insurance-related obligations	4,178	5,281
Income tax-related obligations	3,755	3,576
Warranty- and recall-related obligations	5,825	6,220
Other	16,738	17,814
Total accrued expenses and other current liabilities	$ 45,624	$ 46,603

Income Taxes

The Company accounts for income taxes using the provisions of SFAS No. 109, *Accounting for Income Taxes.* Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not to occur.

Currency Translation

The financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars using exchange rates in effect at the period end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from translation of financial statements are reflected as a component of accumulated other comprehensive income (loss). Foreign currency transactions are remeasured into the functional currency using translation rates in effect at the time of the transaction, with the resulting adjustments included in the results of operations.

Revenue Recognition and Sales Commitments

The Company recognizes revenues from the sale of products, net of actual and estimated returns, at the point of passage of title, which is generally at the time of shipment. Actual and estimated returns are based on authorized returns and historical trends of sales returns. The Company often enters into agreements with its customers at the beginning of a given vehicle's expected production life. Once such agreements are entered into, it is the Company's obligation to fulfill the customers' purchasing requirements for the entire production life of the vehicle. These agreements are subject to renegotiation, which may affect product pricing.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectibility in determining an estimate for its allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. The Company does not have collateral requirements with its customers.

Product Warranty and Recall Reserves

Amounts accrued for product warranty and recall claims are established based on the Company's best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet dates. These accruals are based on several factors including past experience, production changes, industry developments and various other considerations. The Company can provide no assurances that it will not experience material claims in the future or that it will not incur significant costs to defend or settle such claims beyond the amounts accrued or beyond what the Company may recover from its suppliers.

(in thousands, except share and per share data, unless otherwise indicated)

The following provides a reconciliation of changes in product warranty and recall liability for the fiscal years ended December 31, 2006 and 2005:

	2006	2005
Product warranty and recall at beginning of period	$ 6,220	$ 6,644
Accruals for products shipped during period	3,695	3,401
Changes in estimates for existing liabilities	31	490
Settlements made during the period (in cash or in kind)	(4,121)	(4,315)
Product warranty and recall at end of period	$ 5,825	$ 6,220

Product Development Expenses

Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $40,840, $39,193 and $36,145 in fiscal years 2006, 2005 and 2004, respectively.

Share-Based Compensation

At December 31, 2006, the Company had three types of share-based compensation plans: (1) Long-Term Incentive Plan (the "Incentive Plan"), (2) Directors' Share Option Plan (the "Director Option Plan") and (3) the Directors' Restricted Shares Plan. One plan is for employees and two plans are for non-employee directors. The Incentive Plan is made up of the Long-Term Incentive Plan that was approved by the Company's shareholders on September 30, 1997 (the "1997 Plan") and expires on June 30, 2007 and the Amended and Restated Long-Term Incentive Plan (the "2006 Plan") that was approved by the Company's shareholders on April 24, 2006 and expires on April 24, 2016. Prior to the second quarter of 2005, the Company accounted for its plans under the fair value recognition provisions of SFAS No. 123 ("SFAS 123"), *Accounting for Stock-Based Compensation*, adopted prospectively for all employee and director awards granted, modified or settled after January 1, 2003, under the provisions of SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS 123*.

Effective at the beginning of the second quarter of 2005, the Company adopted SFAS No. 123(R) ("SFAS 123(R)"), *Share-Based Payment*, using the modified-prospective-transition method. Because the Company had previously adopted the fair value recognition provisions required by SFAS 123, and due to the fact that all unvested awards at the time of adoption were being recognized under a fair value approach, the adoption of SFAS 123(R) did not significantly impact the Company's operating income, income before income taxes, net income, cash flow from operating activities, cash flow from financing activities, or basic and diluted net income per share for the fiscal years ended December 31, 2006 and 2005.

(in thousands, except share and per share data, unless otherwise indicated)

The following table illustrates the effect on net income (loss) and net income (loss) per share if the fair value method had been applied to all outstanding and unvested awards in each period.

	For the Fiscal Years Ended December 31,	
	2005	2004
Net income (loss), as reported	$ 933	$ (92,503)
Add: Share-based compensation expense included in reported net income (loss), net of related tax effects	1,102	868
Deduct: Total share-based compensation expense determined under the fair value method for all awards, net of related tax effects	(1,103)	(906)
Pro forma net income (loss)	$ 932	$ (92,541)
Net income (loss) per share:		
Basic - as reported	$ 0.04	$ (4.09)
Basic - pro forma	$ 0.04	$ (4.09)
Diluted - as reported	$ 0.04	$ (4.09)
Diluted - pro forma	$ 0.04	$ (4.09)

Total compensation expense recognized in the consolidated statements of operations for share-based compensation arrangements was $1,953, $1,695 and $1,389 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively. The total income tax benefit recognized in the consolidated statements of operations for share-based compensation arrangements was $355, $593 and $521 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively. There was no share-based compensation expense capitalized as inventory or fixed assets for 2006, 2005 or 2004.

The fair value of options granted under the Incentive Plan and Director Option Plan was estimated at the date of grant using the Black-Scholes option-pricing model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life of options granted was the period of time that the option was expected to remain outstanding. Expected volatility was based on historical volatility of the Company's Common Shares. The following are assumptions that were used to estimate the fair value of the options granted in 2004:

	2004
Risk-free interest rate	1.43%
Expected dividend yield	0.00%
Expected life (in years)	1.0
Expected volatility	35.18%

Financial Instruments and Derivative Financial Instruments

Financial instruments, including derivative financial instruments, held by the Company include cash and cash equivalents, accounts receivable, accounts payable, long-term debt and foreign currency forward and option contracts. The carrying value of cash and cash equivalents, accounts receivable and accounts payable is considered to be representative of fair value because of the short maturity of these instruments. The carrying value of the Company's variable rate debt approximates its fair value. Refer to Note 9 of the Company's consolidated financial statements for fair value disclosures of the Company's fixed rate debt, foreign currency forward and option contracts, and currency swap contracts.

(in thousands, except share and per share data, unless otherwise indicated)

Common Shares Held in Treasury

The Company accounts for Common Shares held in treasury under the cost method and includes such shares as a reduction of total shareholders' equity.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including certain self-insured risks and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

Net Income (Loss) Per Share

Net income (loss) per share amounts for all periods are presented in accordance with SFAS No. 128 ("SFAS 128"), *Earnings Per Share,* which requires the presentation of basic and diluted net income per share. Basic net income (loss) per share was computed by dividing net income (loss) by the weighted-average number of Common Shares outstanding for each respective period. Diluted net income (loss) per share was calculated by dividing net income (loss) by the weighted-average of all potentially dilutive Common Shares that were outstanding during the periods presented. Actual weighted-average shares outstanding used in calculating basic and diluted net income (loss) per share were as follows:

	For the Fiscal Years Ended December 31,		
	2006	**2005**	**2004**
Basic weighted-average shares outstanding	22,866,015	22,709,113	22,622,188
Effect of dilutive securities	195,870	65,861	—
Diluted weighted-average shares outstanding	23,061,885	22,774,974	22,622,188

Diluted net loss per share for the fiscal year ended December 31, 2004, as reported in the Company's consolidated statements of operations in accordance with SFAS 128, disregards the effect of potentially dilutive Common Shares, as a net loss causes dilutive shares to have an anti-dilutive effect.

Options not included in the computation of diluted net income (loss) per share to purchase 599,850, 474,250 and 225,000 Common Shares at an average price of $12.17, $13.93 and $16.56 per share were outstanding at December 31, 2006, 2005 and 2004, respectively. These outstanding options were not included in the computation of diluted net income (loss) per share because their respective exercise prices were greater than the average market price of Common Shares and, therefore, their effect would have been anti-dilutive.

As of December 31, 2006, 396,825 performance-based restricted shares were outstanding. These shares were not included in the computation of diluted net income (loss) per share because not all vesting conditions were met as of the December 31, 2006. Approximately one third of these shares was associated with a plan that used highly optimistic earnings per share targets. At this time, we believe that meeting such thresholds is highly unlikely. The remainder may or may not become dilutive based on the Company's ability to meet or exceed future earnings thresholds.

Comprehensive Income (Loss)

SFAS No. 130, *Reporting Comprehensive Income,* establishes standards for the reporting and display of comprehensive income. Other comprehensive income includes foreign currency translation adjustments and gains and losses from certain foreign currency transactions, the effective portion of gains and losses on certain hedging activities, minimum pension liability adjustments, and unrealized gains and losses on available-for-sale marketable securities.

(in thousands, except share and per share data, unless otherwise indicated)

The components of accumulated other comprehensive income (loss), as reported in the statement of consolidated shareholders' equity as of December 31, net of tax were as follows:

	Currency Translation Adjustments	Pension Liability Adjustments	Unrealized Loss (Gain) on Marketable Securities	Accumulated Other Comprehensive Income (Loss)
Balance, January 1, 2004	$ 2,458	$ (1,264)	$ (81)	$ 1,113
Current year change	4,685	(2,224)	12	2,473
Balance, December 31, 2004	7,143	(3,488)	(69)	3,586
Current year change	(4,643)	396	89	(4,158)
Balance, December 31, 2005	2,500	(3,092)	20	(572)
Current year change	6,025	1,625	(84)	7,566
Balance, December 31, 2006	$ 8,525	$ (1,467)	$ (64)	$ 6,994

The tax effects related to each component of other comprehensive income (loss) were as follows:

	Before Tax Amount	Benefit/ (Provision)	After-Tax Amount
2004			
Foreign currency translation adjustments	$ 4,685	$ —	$ 4,685
Pension liability adjustments	(3,177)	953	(2,224)
Unrealized loss on marketable securities	18	(6)	12
Other comprehensive income	$ 1,526	$ 947	$ 2,473
2005			
Foreign currency translation adjustments	$ (4,643)	$ —	$ (4,643)
Pension liability adjustments	566	(170)	396
Unrealized loss on marketable securities	137	(48)	89
Other comprehensive loss	$ (3,940)	$ (218)	$ (4,158)
2006			
Foreign currency translation adjustments	$ 6,025	$ —	$ 6,025
Pension liability adjustments	1,625	—	1,625
Unrealized gain on marketable securities	(129)	45	(84)
Other comprehensive income	$ 7,521	$ 45	$ 7,566

Impairment of Assets

The Company reviews its long-lived assets and identifiable intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Except for the impairment of goodwill, no significant impairment charges were recorded in 2006, 2005 or 2004. Impairment would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.

Deferred Finance Costs

Deferred finance costs are being amortized over the life of the related financial instrument using the straight-line method. The annual amortization in 2006, 2005 and 2004 was $1,379, $1,260 and $1,341, respectively.

(in thousands, except share and per share data, unless otherwise indicated)

Recently Issued Accounting Standards

New accounting standards to be implemented:

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides criteria for subsequently recognizing, derecognizing and measuring changes in uncertain tax positions and requires expanded disclosures with respect to the uncertainty of income taxes. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently reviewing this new standard to determine its effects, if any, on our results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157 ("SFAS 157"), *Fair Value Measurements* which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. The provisions of SFAS 157 will be applied prospectively. We are currently evaluating the impact SFAS 157 will have on the Company's financial statements.

New accounting standards implemented:

In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1 ("FSP No. AUG AIR-1"), *Accounting for Planned Major Maintenance Activities*. This position prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. The provisions of the pronouncement are effective for fiscal years beginning after December 15, 2006. The Company adopted the provisions of this FSP as of January 1, 2007, as required. The adoption did not have a material impact on our consolidated results of operations or financial condition.

In September 2006, the SEC issued Staff Accounting Bulletin ("SAB") No. 108 ("SAB 108"), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*, which expresses the SEC's views regarding the process of quantifying financial statement misstatements. Registrants are required to quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The financial statements would require adjustment when either approach results in quantifying a misstatement that is material, after considering all relevant quantitative and qualitative factors. SAB 108 is effective for financial statements covering the first fiscal year ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158 ("SFAS 158"), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).* This statement requires an entity to recognize the funded status of its defined benefit pension plans and other postretirement benefit plans, such as a retiree health care plan, on the balance sheet and to recognize changes in the funded status, that arise during the period but are not recognized as components of net periodic benefit cost, within other comprehensive income, net of income taxes. SFAS 158 also requires measurement of the funded status of the plans as of the balance sheet date. SFAS 158 is effective for recognition of the funded status of the plans for fiscal years ending after December 15, 2006 and is effective for the measurement date provisions for fiscal years ending after December 15, 2008. Prior to the adoption of SFAS 158, the Company's accumulated benefit obligations and projected benefit obligations were equal, therefore upon adoption, there was no impact on the Company's consolidated statement of financial position.

Reclassifications

Certain prior period amounts have been reclassified to conform to their 2006 presentation in the consolidated financial statements.

(in thousands, except share and per share data, unless otherwise indicated)

3. Investments

PST Indústria Eletrônica da Amazônia Ltda.

The Company has a 50% interest in PST Indústria Eletrônica da Amazônia Ltda. ("PST"), a Brazilian electronic components business that specializes in electronic vehicle security devices. The investment is accounted for under the equity method of accounting. The Company's investment in PST was $21,616 and $17,818 at December 31, 2006 and 2005, respectively. During 2006, the Company received a payment of past due interest of $2.4 million from PST related to a note receivable that was paid in 2004.

Condensed financial information for PST is as follows:

	December 31,	
	2006	2005
Cash and cash equivalents	$ 4,785	$ 5,314
Accounts receivable	11,609	7,157
Inventories	10,602	9,037
Property, plant and equipment, net	9,868	6,868
Other assets	3,191	2,224
Total Assets	$ 40,055	$ 30,600
Current liabilities	$ 15,854	$ 11,624
Long-term liabilities	2,791	6,055
Equity of:		
Stoneridge	10,705	6,461
Others	10,705	6,461
Total Liabilities and Equity	$ 40,055	$ 30,600

The difference between the Company's carrying amount of its investment in PST and the Company's underlying equity in the net assets of PST is primarily due to a net goodwill balance of $10,911 at December 31, 2006.

	For the Fiscal Years Ended December 31,		
	2006	2005	2004
Net sales	$ 94,097	$ 70,819	$ 47,807
Cost of goods sold	$ 47,451	$ 38,700	$ 27,444
Total pretax income	$ 17,939	$ 10,956	$ 3,906
The Company's share of pretax income	$ 8,970	$ 5,478	$ 1,953

Equity in earnings of PST included in the consolidated statements of operations were $6,771, $3,976 and $1,677 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively. During 2006 and 2005, PST declared dividends payable to its joint venture partners, which included the Company. The Company received dividend payments from PST of $3,707 and $2,175 in 2006 and 2005, respectively, which decreased the Company's investment in PST.

Minda Instruments Ltd.

The Company has a 49% interest in Minda Instruments Ltd. ("Minda"), a company based in India that manufactures electronic instrumentation equipment for the automotive and truck markets. The investment is accounted for under the equity method of accounting. The Company's investment in Minda was $3,796, $828 and $781 at December 31, 2006 and 2005, respectively. Equity in earnings of Minda included in the consolidated statements of operations were $354, $76 and $21, for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

(in thousands, except share and per share data, unless otherwise indicated)

4. Long-Term Debt

Senior Notes

On May 1, 2002, the Company issued $200.0 million aggregate principal amount of senior notes. The $200.0 million senior notes bear interest at an annual rate of 11.50% and mature on May 1, 2012. The senior notes are redeemable in May 2007 at 105.75. Interest is payable on May 1 and November 1 of each year. On July 1, 2002, the Company completed an exchange offer of the senior notes for substantially identical notes registered under the Securities Act of 1933.

Credit Agreement

On March 7, 2006, the Company amended the existing credit agreement, which provided the Company with substantially all of its borrowing capacity on the $100.0 million credit facility. The credit agreement contains various covenants that require, among other things, the maintenance of certain specified ratios of consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") and interest coverage. Restrictions also include limits on capital expenditures, operating leases and dividends. The amendment utilizes a borrowing base composed of accounts receivable and inventory. The borrowing base limitation expires June 30, 2007. In addition, the Company is prohibited from repurchasing, repaying or redeeming subordinated notes until certain covenant levels are met. As of December 31, $96.7 million of the $100.0 million credit facility was available to the Company. The revolving facility expires on April 30, 2008 and requires a commitment fee of 0.375% to 0.500% on the unused balance. The revolving facility permits the Company to borrow up to half its borrowings in specified foreign currencies. Interest is payable quarterly at either (i) the prime rate plus a margin of 0.25% to 1.25% or (ii) LIBOR plus a margin of 1.75% to 2.75%, depending upon the Company's ratio of consolidated total debt to consolidated EBITDA, as defined. Interest on the swing line facility is payable monthly at the quoted overnight borrowing rate plus a margin of 1.75% to 2.75%, depending upon the Company's ratio of consolidated total debt to consolidated EBITDA, as defined.

Long-term debt consists of the following:

	December 31, 2006	December 31, 2005
11 ½% Senior notes, due 2012	$ 200,000	$ 200,000
Other	—	44
Total debt	200,000	200,044
Less: Current portion	—	(44)
Total long-term debt less current portion	$ 200,000	$ 200,000

Future maturities of long-term debt at December 31, 2006 are as follows:

2007	$ —
2008	—
2009	—
2010	—
2011	—
Thereafter	200,000
Total	$ 200,000

(in thousands, except share and per share data, unless otherwise indicated)

5. Income Taxes

The provision for income taxes on income included in the accompanying consolidated financial statements represent federal, state and foreign income taxes. The components of income (loss) before income taxes and the provision for income taxes consist of the following:

	For the Fiscal Years Ended December 31,		
	2006	2005	2004
Income (loss) before income taxes:			
Domestic	$ 6,581	$ 4,441	$ (161,275)
Foreign	13,058	(5)	12,119
Total income (loss) before income taxes	$ 19,639	$ 4,436	$ (149,156)
Income tax provision (benefit):			
Current:			
Federal	$ (807)	$ 291	$ (3,638)
State and foreign	3,176	2,397	4,548
Total current provision	2,369	2,688	910
Deferred:			
Federal	2,175	(1,368)	(64,981)
State and foreign	582	2,183	7,418
Total deferred provision (benefit)	2,757	815	(57,563)
Total income tax provision (benefit)	$ 5,126	$ 3,503	$ (56,653)

A reconciliation of the Company's effective income tax rate to the statutory federal tax rate is as follows:

	For the Fiscal Years Ended December 31,		
	2006	2005	2004
Statutory U.S. federal income tax rate	35.0%	35.0%	(35.0)%
State income taxes, net of federal tax benefit	0.8	(7.0)	(0.6)
Tax credits	(5.6)	(24.6)	(1.2)
Goodwill impairment	—	—	1.1
Tax benefit for export sales	(1.4)	(9.5)	(0.4)
Foreign rate differential	(8.9)	(23.0)	(0.7)
Reduction of income tax accruals	(4.5)	(10.3)	(1.2)
Foreign deemed dividends, net of foreign tax credits	4.5	17.9	0.2
Reduction of deferred taxes	—	(22.6)	(0.2)
Foreign valuation allowances	4.1	120.3	—
Other	2.1	2.8	—
Effective income tax rate	26.1%	79.0%	(38.0)%

The effective tax rate for 2006 decreased primarily due to the improved performance of the United Kingdom operations thus reducing the impact on the effective tax rate of the current year valuation allowance provided. The decrease in the effective tax rate was primarily attributable to an increase in pre-tax earnings and a corresponding reduction in the amount of additional valuation allowance needed that resulted from the improved performance of our United Kingdom operations. The effective tax rate was higher in 2005 due to net operating loss carryforwards and certain other deferred tax assets in the United Kingdom that required a full valuation allowance.

(in thousands, except share and per share data, unless otherwise indicated)

Unremitted earnings of foreign subsidiaries were $24,656, $18,030 and $20,538 as of December 31, 2006, 2005 and 2004, respectively. Because these earnings have been indefinitely reinvested in foreign operations, no provision has been made for U.S. income taxes. It is impracticable to determine the amount of unrecognized deferred taxes with respect to these earnings; however, foreign tax credits may be available to reduce U.S. income taxes in the event of a distribution.

Significant components of the Company's deferred tax assets and (liabilities) as of December 31, 2006 and 2005 are as follows:

	2006	2005
Deferred tax assets:		
Inventories	$ 2,002	$ 2,018
Employee benefits	2,353	1,426
Insurance	1,314	1,395
Depreciation and amortization	36,326	32,073
Net operating loss carryforwards	19,025	15,906
General business credit carryforwards	8,273	7,081
Reserves not currently deductible	6,896	7,144
Gross deferred tax assets	76,189	67,043
Less: Valuation allowance	(17,380)	(18,172)
Deferred tax assets less valuation allowance	58,809	48,871
Deferred tax liabilities:		
Depreciation and amortization	(10,454)	—
Other	(3,944)	(1,328)
Gross deferred tax liabilities	(14,398)	(1,328)
Net deferred tax asset	$ 44,411	$ 47,543

The valuation allowance represents the amount of tax benefit related to foreign net operating losses and other deferred tax assets as well as state deferred tax assets, which management believes are not likely to be realized.

The Company has deferred tax assets for net operating loss carryforwards of $7,093 net of a valuation allowance of $11,932. The net operating losses relate to U.S. federal and foreign tax jurisdictions. The U.S. net operating losses expire beginning in 2023 through 2026 whereas the foreign net operating losses have indefinite expiration dates. The Company has a deferred tax asset for general business credit carryforwards of $6,244 net of a valuation allowance of $2,029. The general business credit carryforwards expire beginning in 2022 through 2026.

6. Operating Lease Commitments

The Company leases equipment, vehicles and buildings from third parties under operating lease agreements.

The estate of the late D.M. Draime, former Chairman of the Board of Directors, is a 50% owner of Hunters Square, Inc. ("HSI"), an Ohio corporation, which owns Hunters Square, an office complex and shopping mall located in Warren, Ohio. The Company leases office space in Hunters Square. The Company pays all maintenance, tax and insurance costs related to the operation of the office. Lease payments made by the Company to HSI were $342, $342 and $301 in 2006, 2005 and 2004, respectively. The lease terminates in December 2009. The Company believes the terms of the lease are no less favorable to it than would be the terms of a third-party lease.

For the years ended December 31, 2006, 2005 and 2004, lease expense totaled $6,691, $6,495 and $6,455, including related party lease expense of $342, $342 and $301, respectively.

(in thousands, except share and per share data, unless otherwise indicated)

Future minimum operating lease commitments at December 31, 2006 are as follows:

	Third Party	Related Party
2007	$ 5,395	$ 342
2008	3,441	342
2009	2,374	342
2010	967	—
2011	526	—
Thereafter	4,110	—
Total	$ 16,813	$ 1,026

7. Share-Based Compensation Plans

In October 1997, the Company adopted a Long-Term Incentive Plan ("Incentive Plan"). The Company has reserved 2,500,000 Common Shares for issuance to officers and other key employees under the Incentive Plan. Under the Incentive Plan, as of December 31, 2006, the Company has granted cumulative options to purchase 1,594,500 Common Shares to management with exercise prices equal to the fair market value of the Company's Common Shares on the date of grant. The options issued cliff-vest from one to five years after the date of grant and have a contractual life of 10 years. In addition, the Company has also issued 1,090,426 restricted Common Shares under the Incentive Plan, of which 590,701 are time-based with graded vesting using the straight-line method while the remaining 499,725 restricted Common Shares are performance-based. Restricted Common Shares awarded under the Incentive Plan entitle the shareholder to all the rights of Common Share ownership except that the shares may not be sold, transferred, pledged, exchanged, or otherwise disposed of during the forfeiture period.

In 2004, pursuant to the Incentive Plan, the Company granted time-based restricted Common Share awards with graded vesting over a three year period. The shares vested in equal increments on the first, second and third grant-date anniversaries.

In 2005, pursuant to the Incentive Plan, the Company granted time-based restricted Common Share awards and performance-based restricted Common Share awards. The time-based restricted Common Share awards vest over a one to four year period in equal increments on the first, second, third and fourth grant-date anniversaries. Approximately one-half of the performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from date of grant and upon achieving certain net income per share targets established by the Company. The remaining one-half of the performance-based restricted Common Share awards also vest and are no longer subject to forfeiture upon the recipient remaining an employee for three years from date of grant and upon the Company attaining certain targets of performance measured against a peer group's performance in terms of total return to shareholders. The actual number of restricted Common Shares to ultimately vest will depend on the Company's level of achievement of the targeted performance measures and the employees' attainment of the defined service requirements.

In 2006, pursuant to the Incentive Plan, the Company granted time-based restricted shares and performance-based restricted shares. Certain time-based restricted Common Share awards cliff-vest three years after the grant date. Other time-based restricted Common Share awards are subject to graded vesting using the straight line method over a three year period. The performance-based restricted Common Share awards vest and are no longer subject to forfeiture upon the recipient remaining an employee of the Company for three years from date of grant and upon achieving certain net income per share targets established by the Company.

In April 2005, the Company adopted the Directors' Restricted Shares Plan ("Director Share Plan"). The Company has reserved 300,000 Common Shares for issuance under the Director Share Plan. Under the Director Share Plan, the Company has cumulatively issued 89,900 restricted Common Shares. Shares issued under the Director Share Plan during 2006 will cliff-vest after a period of 13 months.

(in thousands, except share and per share data, unless otherwise indicated)

In April 2006, the Company's shareholders approved the Amended and Restated Long-Term Incentive Plan (the "2006 Plan"). Common Shares reserved and available for awards under the 2006 Plan is 1,500,000 (this is an additional 1,500,000 Shares to the 2,500,000 Common Shares included in the Company's original equity incentive plan, as amended, that expires on June 30, 2007), pursuant to which the maximum number of Common Shares which may be issued subject to Incentive Stock Options is 500,000.

Options

A summary of option activity under the plans noted above as of December 31, 2006, and changes during the fiscal years ended are presented below:

	Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2005	757,850	$ 11.30	
Expired	(69,100)	11.70	
Exercised	(64,000)	5.21	
Outstanding and Exercisable at December 31, 2006	624,750	$ 11.88	4.33

The weighted-average grant-date fair value of options granted during the fiscal year ended December 31, 2004 was $2.28. There were no options granted during the fiscal years ended December 31, 2006 or 2005.

The intrinsic value of options outstanding and exercisable is the difference between the fair market value of the Company's Common Shares on the applicable date ("Measurement Value") and the exercise price of those options that had an exercise price that was less than the Measurement Value. The intrinsic value of options exercised is the difference between the fair market value of the Company's Common Shares on the date of exercise and the exercise price. The total intrinsic value of options exercised during the fiscal years ended December 31, 2006, 2005 and 2004 was $176, $42 and $3,909, respectively.

As of December 31, 2006 and 2005, the aggregate intrinsic value of both outstanding and exercisable options was $115 and $137, respectively. The total fair value of options that vested during the fiscal years ended December 31, 2005 and 2004 was $1,465 and $1,646, respectively. Prior to 2006, all outstanding option grants had vested, and therefore, the number of exercisable and outstanding options is equal.

Restricted Shares

The fair value of the nonvested time-based restricted Common Share awards was calculated using the market value of the shares on the date of issuance. The weighted-average grant-date fair value of time-based restricted shares granted during the fiscal years ended December 31, 2006, 2005 and 2004 was $7.79, $10.23 and $15.15, respectively.

The fair value of the nonvested performance-based restricted Common Share awards with a performance condition, requiring the Company to obtain certain net income per share targets, was calculated using the market value of the shares on the date of issuance. The fair value of the nonvested performance-based restricted Common Share awards with a market condition, which measures the Company's performance against a peer group's performance in terms of total return to shareholders, was estimated at the date of issuance using valuation techniques incorporating the Company's historical total return to shareholders in comparison to its peers to determine the expected outcomes related to these awards.

(in thousands, except share and per share data, unless otherwise indicated)

A summary of the status of the Company's nonvested restricted Common Shares as of December 31, 2006, and the changes during the fiscal year ended, are presented below:

	Time-Based Awards		Performance-Based Awards	
Non-vested Restricted Common Shares	Shares	Weighted Average Grant-Date Fair Value	Shares	Weighted Average Grant-Date Fair Value
Non-vested at December 31, 2005	207,251	$ 11.47	237,000	$ 8.24
Granted	431,650	7.79	262,725	8.39
Vested	(155,883)	10.37	—	—
Forfeited	(14,626)	10.81	(102,900)	8.24
Non-vested at December 31, 2006	468,392	$ 8.47	396,825	$ 8.34

As of December 31, 2006, total unrecognized compensation cost related to nonvested time-based restricted Common Share awards granted was $2,189. That cost is expected to be recognized over a weighted-average period of 1.72 years. For the fiscal years ended December 31, 2006, 2005 and 2004, the total fair value of time-based restricted Common Share awards vested was $1,064, $460 and $4, respectively.

As of December 31, 2006, total unrecognized compensation cost related to nonvested performance-based restricted Common Share awards granted was $695. That cost is expected to be recognized over a weighted-average period of 2.13 years. As noted above, the Company has issued and outstanding performance-based restricted Common Share awards that use different performance targets. The awards that use net income per share as the performance target will not be expensed until it is probable that the Company will meet the underlying performance condition. However, the awards that measure performance against a peer group are expensed even if the performance condition is not met. No performance-based restricted Common Share awards have vested as of December 31, 2006.

Cash received from option exercises under all share-based payment arrangements for the fiscal years ended December 31, 2006, 2005 and 2004 was $301, $66 and $561, respectively. In 2005, $65 in cash was used to settle equity instruments granted under all share-based arrangements; however, for the fiscal years ended December 31, 2006 and 2004, no cash was used in such settlements. The actual tax benefit realized for the tax deductions from the vesting of restricted Common Shares and option exercises of the share-based payment arrangements totaled $176, $220 and $1,466 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

(in thousands, except share and per share data, unless otherwise indicated)

8. Employee Benefit Plans

The Company has certain defined contribution profit sharing and 401(k) plans covering substantially all of its employees. Company contributions are generally discretionary; however, a portion of these contributions is based upon a percentage of employee compensation, as defined in the plans. The Company's policy is to fund all benefit costs accrued. For the fiscal years ended December 31, 2006, 2005 and 2004, expenses related to these plans amounted to $3,556, $3,828 and $4,276, respectively.

The Company has a single defined benefit pension plan that covers certain employees in the United Kingdom and a single postretirement benefit plan that covers certain employees in the U.S. As of December 31, 2003, employees covered under the United Kingdom defined benefit pension plan no longer accrued benefits related to future service and wage increases. In September 2006, the Board of Directors approved a proposal to discontinue life insurance benefits of all active and retired employees under the Company's U.S. postretirement benefit plan effective September 30, 2006. The discontinuance of these benefits was accounted for as a plan settlement, resulting in a one-time non-cash gain of approximately $1,242. The remaining healthcare portion of the postretirement benefit plan is contributory, with participants' contributions adjusted annually.

The following table sets forth the benefit obligation, fair value of plan assets, and the funded status of the Company's plans; amounts recognized in the Company's financial statements; and the principal weighted average assumptions used:

	Pension Benefit Plan		Postretirement Benefit Plan	
	2006	2005	2006	2005
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 19,988	$ 19,985	$ 1,702	$ 1,814
Service cost	92	73	40	114
Interest cost	994	981	67	112
Actuarial loss (gain)	(515)	2,035	(239)	(253)
Benefits paid	(663)	(908)	(80)	(85)
Settlement	—	—	(982)	—
Translation adjustments	2,785	(2,178)	—	—
Projected benefit obligation at end of year	$ 22,681	$ 19,988	$ 508	$ 1,702
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 15,898	$ 15,559	$ —	$ —
Actual return on plan assets	2,209	2,798	—	—
Employer contributions	276	164	387	85
Benefits paid	(663)	(908)	(80)	(85)
Settlement	—	—	(307)	—
Translation adjustments	2,336	(1,715)	—	—
Fair value of plan assets at end of year	$ 20,056	$ 15,898	$ —	$ —
Accumulated benefit obligation at end of year	22,681	19,988	508	1,702
Funded status at end of year	2,625	4,090	508	1,702
Amounts recognized in the consolidated balance sheet consist of:				
Accrued liabilities	(2,625)	(4,090)	(508)	(2,042)

At December 31, 2006 and 2005, long-term liabilities of $3,075 and $6,132 related to the defined benefit plan and postretirement benefit plan were recognized in the accompanying consolidated balance sheets as components of other liabilities. In addition, a current liability related to the other postretirement benefit plan of $58 was recognized as a component of accrued expenses and other on the consolidated balance sheet at December 31, 2006.

(in thousands, except share and per share data, unless otherwise indicated)

	Pension Benefit Plan		Postretirement Benefit Plan	
	2006	2005	2006	2005
Weighted average assumptions used to determine benefit obligation at December 31:				
Discount rate	5.15%	4.75%	5.80%	5.50%
Rate of increase to compensation levels	N/A	N/A	N/A	2.50%
Rate of increase to pensions in payment	3.00%	3.00%	N/A	N/A
Rate of future price inflation	2.90%	2.75%	N/A	N/A
Initial health care cost trend rate	N/A	N/A	11.00%	12.00%
Ultimate health care cost trend rate	N/A	N/A	6.00%	6.00%
Year that the ultimate trend rate is reached	N/A	N/A	2011	2011
Measurement date	12/31/06	12/31/05	12/31/06	12/31/05
Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:				
Discount rate	4.75%	5.30%	5.50%	5.75%
Expected long-term return on plan assets	6.40%	7.00%	N/A	N/A
Rate of increase to compensation levels	N/A	N/A	2.50%	2.50%
Rate of increase to pensions in payment	3.00%	3.00%	N/A	N/A
Rate of future price inflation	2.75%	2.75%	N/A	N/A
Initial health care cost trend rate	N/A	N/A	11.00%	12.00%
Ultimate health care cost trend rate	N/A	N/A	6.00%	6.00%
Year that the ultimate trend rate is reached	N/A	N/A	2011	2011
Measurement date	12/31/06	12/31/05	12/31/05	12/31/04

In the fiscal year ended December 31, 2006, the Company adopted the provisions of SFAS 158. Prior to the adoption of SFAS 158, the Company's accumulated benefit obligations and projected benefit obligations were equal, therefore upon adoption, there was no significant impact on the Company's consolidated statement of financial position as of December 31, 2006. In addition, the provisions of SFAS 158 require the Company to disclose costs recognized in other comprehensive income for the period pursuant and the amortization amounts to be recognized in the next fiscal year, which are shown in the following tables:

	Pension Benefit Plan 2006
Other changes in plan assets and benefit obligations recognized in other comprehensive income:	
Net actuarial gain	$ (1,367)
Amortization of actuarial gain	(258)
Total recognized in other comprehensive income	(1,625)
Total recognized in net periodic pension cost and other comprehensive income	$ (1,367)

The following table displays the amortization amounts to be recognized in the next fiscal year:

	Pension Benefit Plan 2007
Amortization of net actuarial loss	$ 78

(in thousands, except share and per share data, unless otherwise indicated)

The Company's expected long-term return on plan assets assumption is based on a periodic review and modeling of the plan's asset allocation and liability structure over a long-term horizon. Expectations of returns for each asset class are the most important of the assumptions used in the review and modeling and are based on comprehensive reviews of historical data and economic / financial market theory. The expected long-term rate of return on assets was selected from within the reasonable range of rates determined by (a) historical real returns, net of inflation, for the asset classes covered by the investment policy, and (b) projections of inflation over the long-term period during which benefits are payable to plan participants.

Components of net periodic pension and postretirement benefit cost are as follows:

	Pension Benefit Plan For the Fiscal Years Ended December 31,			Postretirement Benefit Plan For the Fiscal Years Ended December 31,		
	2006	2005	2004	2006	2005	2004
Service cost	$ 92	$ 73	$ 73	$ 40	$ 114	$ 98
Interest cost	994	981	879	67	112	95
Settlement gain	—	—	—	(1,242)	—	—
Expected return on plan assets	(1,086)	(999)	(989)	—	—	—
Amortization of actuarial loss (gain)	258	291	55	(17)	—	—
Net periodic (benefit) cost	$ 258	$ 346	$ 18	$ (1,152)	$ 226	$ 193

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement health benefits. A 1% point change in assumed healthcare cost trend rates would have the following effects:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest components	$ 2	$ (2)
Effect on postretirement benefits obligation	$ 40	$ (36)

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. As of December 31, 2004, the Company recognized the effects of the Act in the measure of its projected and accumulated benefit obligation under its postretirement benefit plan in accordance with FSP SFAS No. 106-2, *Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003* and it did not have a material impact on the Company's consolidated financial statements.

The Company's defined benefit pension plan fair value weighted-average asset allocations at December 31 by asset category are as follows:

	2006	2005
Asset Category:		
Equity securities	81%	78%
Debt securities	18	21
Other	1	1
Total	100%	100%

(in thousands, except share and per share data, unless otherwise indicated)

The Company's target asset allocation, with a permitted range of ± 7.50%, as of December 31, 2006, by asset category, is as follows:

Asset Category:	
Equity securities	75%
Debt securities	25%

The Company's investment policy for the defined benefit pension plan includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies. The Company and a designated third-party fiduciary periodically review the investment policy. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company expects to contribute $353 to its defined benefit pension plan in 2007. The following pension and postretirement benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefit Plan	Postretirement Benefit Plan
2007	$ 705	$ 58
2008	705	59
2009	705	58
2010	744	57
2011	979	55
2012 to 2016	5,640	223

The Company recorded an additional minimum benefit for the defined benefit pension plan of $2,321 and $565 at December 31, 2006 and 2005, respectively. This liability represents the amount by which the accumulated benefit obligation exceeds the sum of the fair market value of plan assets and accrued amounts previously recorded. A corresponding charge was recorded as a component of accumulated other comprehensive income of $1,625 and $396, net of related tax provision of $696 and $170, at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the Company was required to record a valuation allowance of $369 and $1,328, respectively, that fully offset the deferred tax asset.

9. Fair Value of Financial Instruments

Financial Instruments

A financial instrument is cash or a contract that imposes an obligation to deliver, or conveys a right to receive cash or another financial instrument. The carrying values of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of fair value because of the short maturity of these instruments. The estimated fair value of the Company's senior notes (fixed rate debt) at December 31, 2006 and 2005, per quoted market sources, was $206.0 million and $202.1 million, respectively. On both dates, the carrying value was $200.0 million.

Derivative Instruments and Hedging Activities

We make use of derivative instruments in foreign exchange and commodity price hedging programs. Derivatives currently in use are foreign currency forward and option contracts and commodity swaps. These contracts are used strictly for hedging and not for speculative purposes. Management believes that its use of these instruments to reduce risk is in the Company's best interest.

(in thousands, except share and per share data, unless otherwise indicated)

As a result of our international business presence, we are exposed to foreign currency exchange risk. The Company uses derivative financial instruments, including foreign currency forward and option contracts, to mitigate its exposure to fluctuations in foreign currency exchange rates by reducing the effect of such fluctuations on foreign currency denominated intercompany transactions and other known foreign currency exposures. The principal currencies hedged by the Company include the Swedish krona, British pound, Mexican peso and the Euro. The foreign currency forward contracts are marked to market, with gains and losses recognized in the Company's consolidated statement of operations as a component of other income. The Company's foreign currency forward and option contracts substantially offset gains and losses on the underlying foreign denominated transactions.

To mitigate the risk of future price volatility and, consequently, fluctuations in gross margins, we have entered into fixed price swaps for 480 metric tonnes of copper with a bank to fix the cost of copper purchases with the objective of minimizing changes in cost due to market price fluctuations. Because these contracts were executed to hedge forecasted transactions, the contracts are accounted for as a cash flow hedge. The effective portion of the unrealized gain or loss is deferred and reported as a component of accumulated other comprehensive income. Our expectation is that the cash flow hedge will be highly effective in the future; however, as of December 31, 2006 it was not deemed effective and had no impact on other comprehensive income. The effectiveness of the transaction will be measured on an ongoing basis under the hypothetical method. As of December 31, 2006, the effect on net income was not significant.

The Company's foreign currency forward contracts have a notional value of $16,147 and $23,077 at December 31, 2006 and 2005, respectively. The purpose of these investments is to reduce exposure related to the Company's Swedish krona and British pound denominated receivables. The estimated fair value of these contracts at December 31, 2006 and 2005, per quoted market sources, was approximately $(502) and $163, respectively. The Company's foreign currency option contracts expired as of December 31, 2006 and 2005, respectively.

10. Commitments and Contingencies

In the ordinary course of business, the Company is involved in various legal proceedings, workers' compensation and product liability disputes. The Company is of the opinion that the ultimate resolution of these matters will not have a material adverse effect on the results of operations, cash flows or the financial position of the Company.

Customer Bankruptcies

During 2006 and 2005, some of the Company's customers had filed for Chapter 11 bankruptcy protection. As a result, the Company established reserves for estimated losses that were expected to result from the bankruptcies of approximately $627 and $3,570 for the fiscal years ended December 31, 2006 and 2005, respectively. The charges were recorded in the Company's condensed consolidated statement of operations as a component of provision for doubtful accounts expense. These charges established reserves for estimated losses expected to result from the bankruptcies and were recorded in the Company's consolidated statement of operations as a component of provision for doubtful accounts expense.

11. Related Party Transactions

Relationship with Counsel. Avery Cohen, a director and Secretary of the Company, is a partner in Baker & Hostetler LLP, a law firm, which has served as general outside counsel for the Company since 1993 and is expected to continue to do so in the future. The Company paid $1,081, $1,193 and $1,255 in legal fees to Baker & Hostetler, LLP for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

(in thousands, except share and per share data, unless otherwise indicated)

Industrial Development Associates LP ("IDA"). The Company owned a 30% interest in Industrial Development Associates Limited Partnership, a Maryland limited partnership ("IDA"). In addition, Earl L. Linehan, a member of Stoneridge's Board of Directors owns an interest in IDA and the estate of D.M. Draime (D.M. Draime was Chairman of the Board of Directors until his death in July 2006) owned an interest in IDA. IDA is a real estate development company of certain commercial properties in Mebane, North Carolina. Stoneridge previously leased a facility from IDA.

On December 29, 2006, the Company entered into a Partnership Interest Purchase Agreement (the "Purchase Agreement") with Heritage Real Estate Fund V, LLC, a Maryland limited liability company ("Heritage"). Pursuant to the Purchase Agreement, on December 29, 2006, Stoneridge sold its 30% general partnership interest in IDA to Heritage for $1,035 in cash and recognized a gain of $1,627 that is included in the consolidated statement of operations as a component of other (income) loss, net. The transaction price was determined by the average of two independent appraisals.

Mr. Linehan is a member of Heritage owning a 14.2% membership interest in Heritage. The managing member of Heritage is Heritage Properties, Inc. Mr. Linehan is member of the Board of Directors of Heritage Properties, Inc. Mr. Linehan also owns approximately 26.35% of MI Holding Company, a Maryland corporation, which is a 5% general partner of IDA. On December 29, 2006, the estate of D.M. Draime also entered into a Partnership Interest Purchase Agreement with Heritage to sell the estate's 10% limited partnership interest to Heritage for $345. The son of D.M. Draime, Jeffrey P. Draime, is a member of Stoneridge's Board of Directors.

Hunters Square. See Note 6 to the Company's consolidated financial statements for information on the Company's related party transactions involving operating leases.

(in thousands, except share and per share data, unless otherwise indicated)

12. Restructuring

In January 2005, the Company announced restructuring initiatives related to the rationalization of certain manufacturing facilities in Europe and North America. This rationalization is part of the Company's cost reduction initiatives. In connection with these initiatives, the Company recorded restructuring charges of $608, $5,098 and $2,087 in the Company's consolidated statement of operations for the fiscal years ended December 31, 2006, 2005 and 2004. Adjustments in severance costs for the Vehicle Management & Power Distribution segment recognized during 2006 were the result of changes to the scheduled closure date of a facility. Also included in the condensed consolidated statements of operations was a gain on the sale of property, plant and equipment related to our restructuring initiatives of $336 for the fiscal year ended December 31, 2005. This gain is netted within the activity listed in the table on the next page.

The restructuring charges related to the Vehicle Management & Power Distribution reportable segment included the following:

	Severance Costs	Asset-Related Charges	Total
Total expected restructuring charges	$ 987	$ 127	$ 1,114
Balance at December 31, 2004	$ —	$ —	$ —
First quarter charge to expense	88	127	215
Second quarter charge to expense	9	—	9
Third quarter charge to expense	356	—	356
Fourth quarter charge to expense	70	—	70
Cash payments	(111)	—	(111)
Non-cash utilization	—	(127)	(127)
Balance at December 31, 2005	$ 412	$ —	$ 412
First quarter charge to expense	176	—	176
Second quarter charge to expense	(370)	—	(370)
Third quarter charge to expense	127	—	127
Fourth quarter charge to expense	436	—	436
Cash payments	(343)	—	(343)
Non-cash utilization	—	—	—
Balance at December 31, 2006	$ 438	$ —	$ 438
Remaining expected restructuring charge	$ 95	$ —	$ 95

(in thousands, except share and per share data, unless otherwise indicated)

The restructuring charges related to the Control Devices reportable segment included the following:

	Severance Costs	Asset-Related Charges	Facility Closure Costs	Other Exit Costs	Total
Total expected restructuring charges	$ 3,665	$ 983	$ 1,137	$ 653	$ 6,438
Balance at March 31, 2004	$ —	$ —	$ —	$ —	$ —
Second quarter charge to expense	—	205	—	—	205
Third quarter charge to expense	—	202	—	118	320
Fourth quarter charge to expense	1,068	207	—	287	1,562
Cash payments	(590)	—	—	(405)	(995)
Non-cash utilization	—	(614)	—	—	(614)
Balance at December 31, 2004	$ 478	$ —	$ —	$ —	$ 478
First quarter charge to expense	1,698	206	—	7	1,911
Second quarter charge to expense	586	163	746	174	1,669
Third quarter charge to expense	214	—	218	35	467
Fourth quarter charge to expense	(57)	—	140	(18)	65
Cash payments	(2,722)	—	(140)	(198)	(3,060)
Non-cash utilization	—	(369)	—	—	(369)
Balance at December 31, 2005	$ 197	$ —	$ 964	$ —	$ 1,161
First quarter charge to expense	—	—	—	48	48
Second quarter charge to expense	204	—	14	2	220
Third quarter charge to expense	(48)	—	1	—	(47)
Fourth quarter charge to expense	—	—	18	—	18
Cash payments	(353)	—	(569)	(50)	(972)
Non-cash utilization	—	—	—	—	—
Balance at December 31, 2006	$ —	$ —	$ 428	$ —	$ 428
Remaining expected restructuring charge	$ —	$ —	$ —	$ —	$ —

All restructuring charges, except for the asset-related charges, result in cash outflows. Asset-related charges primarily relate to accelerated depreciation and the write-down of property, plant and equipment, resulting from the closure or streamlining of certain facilities. Severance costs relate to a reduction in workforce. Facility closure costs primarily relate to asset relocation and lease termination costs. Other exit costs include miscellaneous expenditures associated with exiting business activities. The Company expects that all restructuring efforts will be substantially completed during the second quarter of 2007.

(in thousands, except share and per share data, unless otherwise indicated)

13. Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise that are evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the chief executive officer.

The Company has two reportable segments: Vehicle Management & Power Distribution and Control Devices. These reportable segments were determined based on the differences in the nature of the products offered. The Vehicle Management & Power Distribution reportable segment produces electronic instrument clusters, electronic control units, driver information systems and electrical distribution systems, primarily wiring harnesses and connectors for electrical power and signal distribution. The Control Devices reportable segment produces electronic and electromechanical switches and control actuation devices and sensors.

As a result of changes in executive leadership during 2004, the Company realigned senior management responsibilities under four operating units effective for the fourth quarter of 2004. These four operating segments are aggregated for reporting purposes into the Company's Vehicle Management & Power Distribution and Control Devices reportable segments. In addition to the 2004 changes, the Company further realigned management responsibilities effective for the second quarter of 2005. As a result, a component within the Control Devices reportable segment was realigned to the Vehicle Management & Power Distribution reportable segment. Because the Company changed the structure of its internal organization in a manner that caused the composition of its reportable segments to change, the corresponding information for prior periods has been adjusted to conform to the current year reportable segment presentation.

The accounting policies of the Company's reportable segments are the same as those described in Note 2, "Summary of Significant Accounting Policies." The Company's chief executive officer evaluates the performance of its reportable segments based primarily on revenues from external customers, capital expenditures and income before income taxes. Inter-segment sales are accounted for on terms similar to those to third parties and are eliminated upon consolidation.

A summary of financial information by reportable segment is as follows:

	For the Fiscal Years Ended December 31,		
	2006	2005	2004
Net Sales			
Vehicle Management & Power Distribution	$ 407,706	$ 358,683	$ 352,706
Intersegment sales	17,479	16,543	15,919
Vehicle Management & Power Distribution net sales	425,185	375,226	368,625
Control Devices	300,993	312,901	329,089
Intersegment sales	3,811	3,163	2,533
Control Devices net sales	304,804	316,064	331,622
Eliminations	(21,290)	(19,706)	(18,452)
Total consolidated net sales	$ 708,699	$ 671,584	$ 681,795
Income (Loss) Before Income Taxes			
Vehicle Management & Power Distribution	24,473	13,573	29,623
Control Devices (A)	10,396	5,640	(150,021)
Other corporate activities	6,392	8,217	(4,477)
Corporate interest expense	(21,622)	(22,994)	(24,281)
Total consolidated income (loss) before income taxes	$ 19,639	$ 4,436	$ (149,156)

(in thousands, except share and per share data, unless otherwise indicated)

	For the Fiscal Years Ended December 31,		
Depreciation and Amortization	2006	2005	2004
Vehicle Management & Power Distribution	$ 7,958	$ 8,104	$ 8,559
Control Devices	17,797	17,668	15,934
Corporate activities	425	385	309
Total consolidated depreciation and amortization (B)	$ 26,180	$ 26,157	$ 24,802
Interest Expense (Income)			
Vehicle Management & Power Distribution	(436)	120	237
Control Devices	558	758	(62)
Corporate activities	21,622	22,994	24,281
Total consolidated interest expense	$ 21,744	$ 23,872	$ 24,456
Capital Expenditures			
Vehicle Management & Power Distribution	11,086	9,461	9,239
Control Devices	14,627	19,351	14,517
Corporate activities	182	122	161
Total consolidated capital expenditures	$ 25,895	$ 28,934	$ 23,917

	December 31,		
Total Assets	2006	2005	2004
Vehicle Management & Power Distribution	$ 184,327	$ 158,203	$ 175,406
Control Devices	216,523	223,578	199,401
Corporate (C)	265,986	248,633	239,205
Eliminations	(165,029)	(167,376)	(141,011)
Total consolidated assets	$ 501,807	$ 463,038	$ 473,001

(A) The Company's 2004 Loss Before Income Taxes for the Control Devices reportable segment includes a non-cash goodwill impairment charge of $183,450, which was recorded in the fourth quarter of 2004.

(B) These amounts represent depreciation and amortization on fixed and certain intangible assets.

(C) Assets located at Corporate consist primarily of cash, fixed assets, deferred taxes and equity investments.

The following table presents the Company's core product lines by reportable segment, as a percentage of net sales:

	For the Fiscal Years Ended December 31,		
	2006	2005	2004
Vehicle Management & Power Distribution:			
Vehicle electrical power and distribution systems	32%	29%	28%
Electronic instrumentation and information display products	25	24	24
	57%	53%	52%
Control Devices:			
Actuator and sensor products	18%	21%	20%
Switch and sensor products	25	26	28
	43%	47%	48%

(in thousands, except share and per share data, unless otherwise indicated)

The following table presents net sales and non-current assets for each of the geographic areas in which the Company operates:

	For the Fiscal Years Ended December 31,		
Net Sales	**2006**	**2005**	**2004**
North America	$ 541,541	$ 532,523	$ 539,412
Europe and other	167,158	139,061	142,383
Total consolidated net sales	$ 708,699	$ 671,584	$ 681,795

	December 31,		
Non-Current Assets	**2006**	**2005**	**2004**
North America	$ 215,429	$ 218,784	$ 183,604
Europe and other	32,346	25,574	55,355
Total non-current assets	$ 247,775	$ 244,358	$ 238,959

(in thousands, except share and per share data, unless otherwise indicated)

14. Guarantor Financial Information

The senior notes and the credit facility are fully and unconditionally guaranteed, jointly and severally, by each of the Company's existing and future domestic wholly-owned subsidiaries (Guarantor Subsidiaries). The Company's non-U.S. subsidiaries do not guarantee the senior notes and the credit facility (Non-Guarantor Subsidiaries).

Presented below are summarized consolidating financial statements of the Parent (which includes certain of the Company's operating units), the Guarantor Subsidiaries, the Non-Guarantor Subsidiaries and the Company on a consolidated basis, as of December 31, 2006 and December 31, 2005 and for each of the three fiscal years ended December 31, 2006, 2005 and 2004.

These summarized condensed consolidating financial statements are prepared under the equity method. Separate financial statements for the Guarantor Subsidiaries are not presented based on management's determination that they do not provide additional information that is material to investors. Therefore, the Guarantor Subsidiaries are combined in the presentation below.

	December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 28,937	$ 12	$ 36,933	$ —	$ 65,882
Accounts receivable, net	48,187	28,376	30,422	—	106,985
Inventories, net	26,173	12,502	19,846	—	58,521
Prepaid expenses and other	(273,206)	275,577	11,077	—	13,448
Deferred income taxes	3,724	4,379	1,093	—	9,196
Total current assets	(166,185)	320,846	99,371	—	254,032
Long-Term Assets:					
Property, plant and equipment, net	61,320	31,643	21,623	—	114,586
Other Assets:					
Goodwill	44,585	20,591	—	—	65,176
Investments and other, net	30,874	131	170	(300)	30,875
Deferred income taxes	40,713	(3,341)	(234)	—	37,138
Investment in subsidiaries	411,366	—	—	(411,366)	—
Total long-term assets	588,858	49,024	21,559	(411,666)	247,775
Total Assets	$ 422,673	$ 369,870	$ 120,930	$ (411,666)	$ 501,807
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Accounts payable	$ 26,690	$ 19,044	$ 26,759	$ —	$ 72,493
Accrued expenses and other	17,291	7,314	21,019	—	45,624
Total current liabilities	43,981	26,358	47,778	—	118,117
Long-Term Liabilities:					
Long-term debt	200,000	—	300	(300)	200,000
Deferred income taxes	—	—	1,923	—	1,923
Other liabilities	70	450	2,625	—	3,145
Total long-term liabilities	200,070	450	4,848	(300)	205,068
Shareholders' Equity	178,622	343,062	68,304	(411,366)	178,622
Total Liabilities and Shareholders' Equity	$ 422,673	$ 369,870	$ 120,930	$ (411,666)	$ 501,807

(in thousands, except share and per share data, unless otherwise indicated)

Supplemental condensed consolidating financial statements (continued):

	December 31, 2005				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 7,754	$ 47	$ 32,983	$ —	$ 40,784
Accounts receivable, net	46,505	30,883	23,043	(69)	100,362
Inventories, net	25,662	12,804	15,325	—	53,791
Prepaid expenses and other	(274,706)	258,203	30,993	—	14,490
Deferred income taxes	4,713	4,116	424	—	9,253
Total current assets	(190,072)	306,053	102,768	(69)	218,680
Long-Term Assets:					
Property, plant and equipment, net	61,620	33,683	18,175	—	113,478
Other Assets:					
Goodwill	44,585	20,591	—	—	65,176
Investments and other, net	38,004	460	46	(12,019)	26,491
Deferred income taxes	41,547	(3,781)	1,447	—	39,213
Investment in subsidiaries	399,536	—	—	(399,536)	—
Total long-term assets	585,292	50,953	19,668	(411,555)	244,358
Total Assets	$ 395,220	$ 357,006	$ 122,436	$ (411,624)	$ 463,038
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Current portion of long-term debt	$ —	$ —	$ 44	$ —	$ 44
Accounts payable	20,350	17,358	17,636	—	55,344
Accrued expenses and other	20,879	10,351	15,442	(69)	46,603
Total current liabilities	41,229	27,709	33,122	(69)	101,991
Long-Term Liabilities:					
Long-term debt, net of current portion	200,000	—	12,019	(12,019)	200,000
Deferred income taxes	—	—	923	—	923
Other liabilities	—	2,043	4,090	—	6,133
Total long-term liabilities	200,000	2,043	17,032	(12,019)	207,056
Shareholders' Equity	153,991	327,254	72,282	(399,536)	153,991
Total Liabilities and Shareholders' Equity	$ 395,220	$ 357,006	$ 122,436	$ (411,624)	$ 463,038

(in thousands, except share and per share data, unless otherwise indicated)

Supplemental condensed consolidating financial statements (continued):

	For the Fiscal Year Ended December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ 352,050	$ 223,332	$ 219,870	$ (86,553)	$ 708,699
Costs and Expenses:					
Cost of goods sold	304,042	167,707	161,870	(83,826)	549,793
Selling, general and administrative	51,493	34,877	40,895	(2,727)	124,538
(Gain) Loss on sale of property, plant and equipment, net	(1,312)	4	5	—	(1,303)
Restructuring charges	368	224	16	—	608
Operating Income (Loss)	(2,541)	20,520	17,084	—	35,063
Interest expense (income), net	22,366	—	(622)	—	21,744
Other (income) expense, net	(7,919)	(291)	1,890	—	(6,320)
Equity earnings from subsidiaries	(32,998)	—	—	32,998	—
Income (Loss) Before Income Taxes	16,010	20,811	15,816	(32,998)	19,639
Provision for income taxes	1,497	15	3,614	—	5,126
Net Income (Loss)	$ 14,513	$ 20,796	$ 12,202	$ (32,998)	$ 14,513

	For the Fiscal Year Ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ 332,173	$ 228,975	$ 183,596	$ (73,160)	$ 671,584
Costs and Expenses:					
Cost of goods sold	285,332	166,796	141,894	(71,026)	522,996
Selling, general and administrative	52,746	32,758	37,177	(2,134)	120,547
(Gain) Loss on sale of property, plant and equipment, net	63	—	(423)	—	(360)
Restructuring charges	247	833	4,018	—	5,098
Operating Income (Loss)	(6,215)	28,588	930	—	23,303
Interest expense (income), net	23,751	(1)	122	—	23,872
Other (income) expense, net	(5,410)	—	405	—	(5,005)
Equity earnings from subsidiaries	(24,306)	—	—	24,306	—
Income (Loss) Before Income Taxes	(250)	28,589	403	(24,306)	4,436
Provision (benefit) for income taxes	(1,183)	28	4,658	—	3,503
Net Income (Loss)	$ 933	$ 28,561	$ (4,255)	$ (24,306)	$ 933

(in thousands, except share and per share data, unless otherwise indicated)

Supplemental condensed consolidating financial statements (continued):

	For the Fiscal Year Ended December 31, 2004				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net Sales	$ 255,243	$ 223,854	$ 233,392	$ (30,694)	$ 681,795
Costs and Expenses:					
Cost of goods sold	204,639	151,776	181,087	(30,694)	506,808
Selling, general and administrative	47,491	36,334	31,009	—	114,834
Loss on sale of property, plant and equipment, net	80	36	70	—	186
Goodwill impairment charge	183,450	—	—	—	183,450
Restructuring charges	—	—	2,087	—	2,087
Operating Income (Loss)	(180,417)	35,708	19,139	—	(125,570)
Interest expense (income), net	24,692	—	(236)	—	24,456
Other (income) expense, net	(5,138)	3,571	697	—	(870)
Equity earnings from subsidiaries	(45,159)	—	—	45,159	—
Income (Loss) Before Income Taxes	(154,812)	32,137	18,678	(45,159)	(149,156)
Provision (benefit) for income taxes	(62,309)	609	5,047	—	(56,653)
Net Income (Loss)	$ (92,503)	$ 31,528	$ 13,631	$ (45,159)	$ (92,503)

(in thousands, except share and per share data, unless otherwise indicated)

Supplemental condensed consolidating financial statements (continued):

	For the Fiscal Year Ended December 31, 2006				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided (used) by operating activities	$ 10,415	$ 5,603	$ 42,241	$ (11,719)	$ 46,540
INVESTING ACTIVITIES:					
Capital expenditures	(12,412)	(5,619)	(7,864)	—	(25,895)
Proceeds from sale of fixed assets	2,266	—	—	—	2,266
Proceeds from sale of partnership interest	1,153	—	—	—	1,153
Business acquisitions and other	(1,476)	245	(6)	(896)	(2,133)
Net cash used by investing activities	(10,469)	(5,374)	(7,870)	(896)	(24,609)
FINANCING ACTIVITIES:					
Borrowings (repayments) of long-term debt	2,426	—	(14,189)	11,719	(44)
Share-based compensation activity, net	1,337	—	(1,036)	—	301
Shareholder distributions	10,854	—	(10,854)	—	—
Other financing costs	6,620	(264)	(7,402)	896	(150)
Net cash provided (used) by financing activities	21,237	(264)	(33,481)	12,615	107
Effect of exchange rate changes on cash and cash equivalents	—	—	3,060	—	3,060
Net change in cash and cash equivalents	21,183	(35)	3,950	—	25,098
Cash and cash equivalents at beginning of period	7,754	47	32,983	—	40,784
Cash and cash equivalents at end of period	$ 28,937	$ 12	$ 36,933	$ —	$ 65,882

	For the Fiscal Year Ended December 31, 2005				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided (used) by operating activities	$ 3,280	$ 9,013	$ (1,816)	$ 8,584	$ 19,061
INVESTING ACTIVITIES:					
Capital expenditures	(14,608)	(8,992)	(5,334)	—	(28,934)
Proceeds from sale of fixed assets	—	—	1,664	—	1,664
Business acquisitions and other	(1,041)	(52)	—	811	(282)
Net cash provided (used) by investing activities	(15,649)	(9,044)	(3,670)	811	(27,552)
FINANCING ACTIVITIES:					
Borrowings (repayments) of long-term debt	—	—	8,466	(8,584)	(118)
Share-based compensation activity, net	1	61	—	(61)	1
Other financing costs	(241)	—	750	(750)	(241)
Net cash provided (used) by financing activities	(240)	61	9,216	(9,395)	(358)
Effect of exchange rate changes on cash and cash equivalents	—	—	(2,699)	—	(2,699)
Net change in cash and cash equivalents	(12,609)	30	1,031	—	(11,548)
Cash and cash equivalents at beginning of period	20,363	17	31,952	—	52,332
Cash and cash equivalents at end of period	$ 7,754	$ 47	$ 32,983	$ —	$ 40,784

(in thousands, except share and per share data, unless otherwise indicated)

Supplemental condensed consolidating financial statements (continued):

	For the Fiscal Year Ended December 31, 2004				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ 18,390	$ 9,241	$ 5,612	$ 15,033	$ 48,276
INVESTING ACTIVITIES:					
Capital expenditures	(8,647)	(9,399)	(5,871)	—	(23,917)
Proceeds from sale of fixed assets	1	—	—	—	1
Business acquisitions and other	(745)	—	43	—	(702)
Collection of note receivable from joint venture	4,695	—	—	—	4,695
Net cash used by investing activities	(4,696)	(9,399)	(5,828)	—	(19,923)
FINANCING ACTIVITIES:					
Borrowings (repayments) of long-term debt	(7,300)	—	21,809	(15,033)	(524)
Share-based compensation activity, net	(557)	149	28	—	(380)
Other financing costs	(134)	—	—	—	(134)
Net cash provided (used) by financing activities	(7,991)	149	21,837	(15,033)	(1,038)
Effect of exchange rate changes on cash and cash equivalents	—	—	875	—	875
Net change in cash and cash equivalents	5,703	(9)	22,496	—	28,190
Cash and cash equivalents at beginning of period	14,660	26	9,456	—	24,142
Cash and cash equivalents at end of period	$ 20,363	$ 17	$ 31,952	$ —	$ 52,332

15. Unaudited Quarterly Financial Data

The following is a summary of actual quarterly results of operations for 2006 and 2005:

	Quarter Ended			
	Dec. 31	Sept. 30	Jul. 1	Apr. 1
	(in millions, except per share data)			
2006				
Net sales	$ 171.2	$ 172.4	$ 185.5	$ 179.6
Gross profit	36.0	38.2	44.0	40.7
Operating income	2.8	9.1	12.8	10.4
Net income	$ 1.5	$ 4.4	$ 4.9	$ 3.8
Basic net income per share (A)	$ 0.06	$ 0.19	$ 0.21	$ 0.17
Diluted net income per share (A)	$ 0.06	$ 0.19	$ 0.21	$ 0.16

	Quarter Ended			
	Dec. 31	Oct. 1	Jul. 2	Apr. 2
2005				
Net sales	$ 151.8	$ 158.7	$ 180.3	$ 180.8
Gross profit	30.0	31.6	41.8	45.2
Operating income (loss)	1.9	(0.3)	9.0	12.7
Net income (loss)	$ (3.0)	$ (3.3)	$ 2.8	$ 4.4
Basic net income (loss) per share (A)	$ (0.13)	$ (0.14)	$ 0.12	$ 0.19
Diluted net income (loss) per share (A)	$ (0.13)	$ (0.14)	$ 0.12	$ 0.19

(A) Earnings per share for the year may not equal the sum of the four historical quarters earnings per share due to changes in basic and diluted shares outstanding.

STONERIDGE, INC. AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs	Balance at End of Period
Allowance for doubtful accounts:				
Fiscal year ended December 31, 2004	$ 1,483	$ 354	$ 40	$ 1,797
Fiscal year ended December 31, 2005	1,797	3,711	1,679	3,829
Fiscal year ended December 31, 2006	3,829	236	234	3,831

	Balance at Beginning of Period	Net Additions charged to income	Exchange rate fluctuations and other items	Balance at End of Period
Valuation allowance for deferred tax assets:				
Fiscal year ended December 31, 2004	$ 2,557	$ 9,343	$ 216	$ 12,116
Fiscal year ended December 31, 2005	12,116	5,676	380	18,172
Fiscal year ended December 31, 2006	18,172	795	(1,587)	17,380

Item 9. *Changes In and Disagreements With Accountants On Accounting and Financial Disclosure.*

There has been no disagreement between the management of the Company and its independent auditors on any matter of accounting principles or practices of financial statement disclosures, or auditing scope or procedure.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures

As of December 31, 2006, an evaluation was performed under the supervision and with the participation of the Company's management, including the chief executive officer ("CEO") and chief financial officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter ended December 31, 2006 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). In evaluating the Company's internal control over financial reporting, management has adopted the framework in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2006. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management's assessment of the effectiveness of the internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which follows this report.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Stoneridge, Inc. and Subsidiaries

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Stoneridge, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stoneridge Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Stoneridge, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Stoneridge, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Stoneridge, Inc. and Subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 12, 2007

Item 9B. *Other Information.*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by Item 10 regarding our directors is incorporated by reference to the Proxy Statement sections and subsections entitled, "Proposal One: Election of Directors," "Nominating and Corporate Governance Committee," "Audit Committee," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance Guidelines." The information required by Item 10 regarding our executive officers appears as a Supplementary Item following Item 4 under Part I hereof.

Item 11. *Executive Compensation.*

The information required by this Item 11 is incorporated by reference to the information under the sections and subsections "Compensation Committee," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Executive Compensation" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 7, 2007.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item 12 (other than the information required by Item 201(d) of Regulation S-K which is set forth below) is incorporated by reference to the information under the heading "Security Ownership of Certain Beneficial Owners and Management" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 7, 2007.

In October 1997, we adopted a Long-Term Incentive Plan for our employees. In May 2002, we adopted a Director Share Option Plan for our directors. In April 2005, we adopted a Directors' Restricted Shares Plan. In April 2006, we amended the Long-Term Incentive Plan, which expires on June 30, 2007. Our shareholders approved each plan. Equity compensation plan information, as of December 31, 2006, is as follows:

	Number of securities to be issued upon the exercise of outstanding share options	Weighted-average exercise price of outstanding share options	Number of securities remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by shareholders	624,750	$ 11.88	1,005,992
Equity compensation plans not approved by shareholders	—	$ --	—

(1) Excludes securities reflected in the first column, "Number of securities to be issued upon the exercise of outstanding share options." Also excludes 816,917 restricted Common Shares issued and outstanding to key employees pursuant to the Company's Long-Term Incentive Plan, 1,500,000 restricted Common Shares authorized but not yet registered under the 2006 Plan, and 48,300 restricted Common Shares issued and outstanding to directors under the Directors' Restricted Shares Plan as of December 31, 2006.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence.***

The information required by this Item 13 is incorporated by reference to the information under the sections and subsections "Transactions with Related Persons" and "Directors Independence" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 7, 2007.

Item 14. ***Principal Accounting Fees and Services.***

The information required by this Item 14 is incorporated by reference to the information under the sections and subsections "Service Fees Paid to Independent Registered Accounting Firm" and "Pre-Approval Policy" contained in the Company's Proxy Statement in connection with its Annual Meeting of Shareholders to be held on May 7, 2007.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a) The following documents are filed as part of this Form 10-K.

		Page in Form 10-K
(1)	Consolidated Financial Statements:	
	Report of Independent Registered Public Accounting Firm	30
	Consolidated Balance Sheets as of December 31, 2006 and 2005	31
	Consolidated Statements of Operations for the Fiscal Years Ended December 31, 2006, 2005 and 2004	32
	Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2006, 2005 and 2004	33
	Consolidated Statements of Shareholders' Equity for the Fiscal Years Ended December 31, 2006, 2005 and 2004	34
	Notes to Consolidated Financial Statements	35
(2)	Financial Statement Schedule:	
	Schedule II —Valuation and Qualifying Accounts	69

(3) Exhibits:
See the List of Exhibits on the Index to Exhibits following the signature page

(b) The exhibits listed on the Index to Exhibits are filed as part of or incorporated by reference into this report.

(c) Additional Financial Statement Schedules.
None.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STONERIDGE, INC.

Date: March 16, 2007

/s/ GEORGE E. STRICKLER
George E. Strickler
Executive Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 16, 2007

/s/ JOHN C. COREY
John C. Corey
President, Chief Executive Officer, and Director
(Principal Executive Officer)

Date: March 16, 2007

/s/ WILLIAM M. LASKY
William M. Lasky
Chairman of the Board of Directors

Date: March 16, 2007

/s/ RICHARD E. CHENEY
Richard E. Cheney
Director

Date: March 16, 2007

/s/ AVERY S. COHEN
Avery S. Cohen
Secretary and Director

Date: March 16, 2007

/s/ JEFFREY P. DRAIME
Jeffrey P. Draime
Director

Date: March 16, 2007

/s/ SHELDON J. EPSTEIN
Sheldon J. Epstein
Director

Date: March 16, 2007

/s/ DOUGLAS C. JACOBS
Douglas C. Jacobs
Director

Date: March 16, 2007

/s/ KIM KORTH
Kim Korth
Director

Date: March 16, 2007

/s/ EARL L. LINEHAN
Earl L. Linehan
Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
3.1	Second Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (No. 333-33285)).
3.2	Amended and Restated Code of Regulations of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (No. 333-33285)).
4.1	Common Share Certificate (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997).
4.2	Indenture dated as of May 1, 2002 among Stoneridge, Inc. as Issuer, Stoneridge Control Devices, Inc. and Stoneridge Electronics, Inc., as Guarantors, and Fifth Third Bank, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 7, 2002).
10.1	Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (No. 333-33285)).
10.2	Lease Agreement between Stoneridge, Inc. and Hunters Square, Inc., with respect to the Company's division headquarters for Alphabet (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).
10.3	Credit Agreement dated as of May 1, 2002 among Stoneridge, Inc., as Borrower, the Lending Institutions Named Therein, as Lenders, National City Bank, as Administrative Agent, a Joint Lead Arranger and Collateral Agent, Deutsche Bank Securities Inc., as a Joint Lead Arranger, Comerica Bank and PNC Bank, National Association, as the Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 7, 2002).
10.4	Purchase Agreement dated as of May 1, 2002 among Stoneridge Inc., Stoneridge Control Devices Inc., Stoneridge Electronics Inc. and Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and NatCity Investments Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 7, 2002).
10.5	Registration Rights Agreement dated as of May 1, 2002 among Stoneridge Inc., Stoneridge Control Devices Inc., Stoneridge Electronics Inc. and Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and NatCity Investments Inc. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 7, 2002).
10.6	Amendment No. 1 dated as of January 31, 2003 to Credit Agreement dated as of May 1, 2002 among Stoneridge, Inc. as Borrower, the Lending Institutions Named Therein, as Lenders, National City Bank, as Administrative Agent, a Joint Lead Arranger and Collateral Agent, Deutsche Bank Securities Inc., as a Joint Lead Arranger, Comerica Bank and PNC Bank, National Association, as the Co-Documentation Agents (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002).
10.7	Form of Tax Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (No. 333-33285)).
10.8	Form of Change in Control Agreement (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998).
10.9	Amendment to Long-Term Incentive Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

Exhibit Number	Exhibit
10.10	Amendment No. 2 dated as of August 6, 2004 to Credit Agreement dated as of May 1, 2002 among Stoneridge, Inc. as Borrower, the Lending Institutions Named Therein, as Lenders, National City Bank, as Administrative Agent, a Joint Lead Arranger and Collateral Agent, Deutsche Bank Securities Inc., as a Joint Lead Arranger, Comerica Bank and PNC Bank, National Association, as the Co-Documentation Agents (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).
10.11	Director Share Option Plan (incorporated by reference to Exhibit 4 of the Company's Registration Statement on Form S-8 (No. 333-96953)).
10.12	Form of Long-Term Incentive Plan Share Option Agreement (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
10.13	Form of Directors' Share Option Plan Share Option Agreement (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
10.14	Form of Long-Term Incentive Plan Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004).
10.15	Amendment No. 3 dated as of July 18, 2005 to Credit Agreement dated as of May 1, 2002 among Stoneridge, Inc. as Borrower, the Lending Institutions Named Therein as Lenders, National City Bank, as Administrative Agent, a Joint Lead Arranger and Collateral Agent, Deutsche Bank Securities Inc., as a Joint Lead Arranger, Comerica Bank and PNC Bank, National Association, as the Co-Documentation Agents (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on July 18, 2005).
10.16	Director's Restricted Shares Plan (incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8 (No. 333-127017)).
10.17	Amendment No. 4 dated October 25, 2005 to Credit Agreement dated as of May 1, 2002 by and among the Company as Borrower, the Lending Institutions Named Therein, as Lenders, National City Bank, as Administrative Agent, a Joint Lead Arranger and Collateral Agent, Deutsche Bank Securities Inc., as a Joint Lead Arranger, Comerica Bank and PNC Bank, National Association, as the Co-Documentation Agents (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on October 25, 2005).
10.18	Form of Director's Restricted Shares Plan Agreement, (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.19	Form of Long-Term Incentive Plan Restricted Shares Grant Agreement including Performance and Time-Based Restricted Shares (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.20	Amendment to Restricted Shares Grant Agreement (incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.21	Form of Change in Control Agreement (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.22	Severance and Consulting Agreement for Gerald V. Pisani, dated February 28, 2006 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 3, 2006).
10.23	Employment Agreement between the Company and John C. Corey (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 10-Q filed on May 8, 2006).

Exhibit Number	Exhibit
10.24	Amendment No. 5 dated March 7, 2006 to Credit Agreement dated as of May 1, 2002 by and among the Company as Borrower, the Lending Institutions Named Therein, as Lenders, National City Bank, as Administrative Agent, a Joint Lead Arranger and Collateral Agent, Deutsche Bank Securities Inc., as a Joint Lead Arranger, Comerica Bank and PNC Bank, National Association, as the Co-Documentation Agents (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 10, 2006).
10.25	Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on April 28, 2006).
10.26	Outside Directors' Deferred Compensation Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on July 26, 2006).
10.27	Employees' Deferred Compensation Plan (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on July 26, 2006).
10.28	Form of 2006 Restricted Shares Grant Agreement (incorporated by reference to Exhibit 99.3 to the Company's Current Report on Form 8-K filed on July 26, 2006).
10.29	Form of 2006 Directors' Restricted Shares Grant Agreement (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed on July 26, 2006).
10.30	Annual Incentive Plan approved by Company's Board of Directors (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on November 2, 2006).
10.31	Partnership Interest Purchase Agreement for the Sale of Company's partnership interest in Industrial Development Associates Limited, dated December 29, 2006, filed herewith.
14.1	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003).
21.1	Subsidiaries and Affiliates of the Company, filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm, filed herewith.
31.1	Chief Executive Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Chief Financial Officer certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Chief Executive Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.2	Chief Financial Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John C. Corey, President, Chief Executive Officer and Director, of Stoneridge, Inc. (the "Company"), certify that:

(1) I have reviewed this Annual Report on Form 10-K of the Company;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

(4) The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the Company and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

(5) The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ JOHN C. COREY

John C. Corey, President, Chief Executive Officer and Director
March 16, 2007

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, George E. Strickler, Executive Vice President and Chief Financial Officer, of Stoneridge, Inc. (the "Company"), certify that:

(1) I have reviewed this Annual Report on Form 10-K of the Company;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

(4) The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the Company and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

(5) The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ GEORGE E. STRICKLER
George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer
March 16, 2007

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, John C. Corey, President, Chief Executive Officer and Director, of Stoneridge, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2006 ("the Report") which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JOHN C. COREY
John C. Corey, President, Chief Executive Officer and Director
March 16, 2007

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, George E. Strickler, Executive Vice President and Chief Financial Officer, of Stoneridge, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2006 ("the Report") which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GEORGE E. STRICKLER
George E. Strickler, Executive Vice President, Chief Financial Officer and Treasurer
March 16, 2007

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Stoneridge

Executive Officers



LEFT TO RIGHT

Mark J. Tervalon
Vice President and President, Vehicle Management and Power Distribution

George E. Strickler
Executive Vice President and Chief Financial Officer

John C. Corey
President and Chief Executive Officer

Thomas A. Beaver
Vice President of Global Sales and Systems Engineering

Edward F. Mosel
Vice President and President, Control Devices

2006 Corporate Information

CORPORATE OFFICES
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484
330/856-2443
www.stoneridge.com

STOCK EXCHANGE
Common Shares of Stoneridge are traded on the New York Stock Exchange (NYSE) under the symbol SRI.

DIVIDEND POLICY
The Company has not declared any cash dividends since its initial public offering in 1997. The Company presently expects to retain all future earnings for use in its business and therefore does not anticipate paying any cash dividends in the foreseeable future. In addition, both the Company's senior notes and credit agreement impose limitations on the amounts of dividends that can be paid.

TRANSFER AGENT AND REGISTRAR
National City Bank acts as the Transfer Agent and Registrar for the Company. Questions on change of ownership, total shares owned, consolidation of accounts and other such matters should be sent to:
National City Bank
Corporate Trust Operations
Third Floor, North Annex
4100 West 150th Street
Cleveland, Ohio 44135-1385

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP, Cleveland, Ohio, is the independent public accounting firm retained by the Company.

ANNUAL MEETING
The Annual Meeting of Shareholders will take place at 10:00 a.m., Monday, May 7, 2007, in Vienna, Ohio.

A notice of the meeting, together with a form of proxy and a proxy statement, will be mailed to shareholders on or about April 9, 2007.

FORM 10-K
Stoneridge's Form 10-K filed with the Securities and Exchange Commission (SEC) for the year ended December 31, 2006, is available without cost to shareholders at www.stoneridge.com or upon written request to:
Investor Relations Department
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484

CORPORATE GOVERNANCE
The Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Senior Financial Officers, Whistleblower Policy and Procedures, and the charters of the Board's Audit, Compensation and Nominating and Corporate Governance Committees are posted on the Company's website. Written copies of these documents are available to any shareholder upon request by contacting the Investor Relations Department.

Board of Directors



LEFT TO RIGHT

Douglas C. Jacobs[1] [2004]
Executive Vice President-Finance and Chief Financial Officer of Brooklyn NY Holdings LLC, a privately held investment advisory company

Earl L. Linehan[2,3] [1988]
President, Woodbrook Capital, Inc., a venture capital and investment firm

Avery S. Cohen [1988]
Secretary
Partner, Baker & Hostetler LLP, a law firm

John C. Corey [2004]
President and Chief Executive Officer

William M. Lasky[2,3] [2004]
Chairman of the Board
Former Chairman, President and Chief Executive Officer, JLG Industries, Inc., a diversified construction and industrial equipment manufacturer

Richard E. Cheney[1,2] [1988]
Psychoanalyst in private practice and Retired Chairman of the Board, Hill & Knowlton, Inc., a public relations firm

Jeffrey P. Draime [2005]
Owner of Silent Productions, a concert promotions company, and owner of QSL Columbus, QSL Dayton, a restaurant franchise

NOT PICTURED

Sheldon J. Epstein[1,3] [1988]
Partner, Moss Adams LLP, an independent public accounting firm

Kim Korth[2] [2006]
Founder, owner and president of IRN, Inc., an international automotive consulting firm

[ ] Year elected as Director
[1] Member of the Audit Committee
[2] Member of the Compensation Committee
[3] Member of the Nominating and Corporate Governance Committee

INVESTOR RELATIONS

Information on Stoneridge's products and services, news releases, corporate governance, SEC filings and an electronic version of the annual report are available at www.stoneridge.com.

Security analysts, investment professionals, shareholders and the media may request information and should direct their business-related inquiries to:

Investor Relations Department
Stoneridge, Inc.
9400 East Market Street
Warren, Ohio 44484

ANNUAL CERTIFICATIONS

In 2006, Stoneridge's chief executive officer (CEO) provided to the NYSE the annual CEO certification regarding the Company's compliance with the NYSE's corporate governance listing standards. In addition, Stoneridge's CEO and chief financial officer (CFO) filed with the SEC all required certifications regarding the quality of the Company's public disclosures in its fiscal 2006 reports.

FORWARD-LOOKING STATEMENT

This annual report may contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied in this report. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in Stoneridge's Annual Report on Form 10-K, a copy of which is included in this report, and the Company's periodic filings with the SEC.

DESIGN BY DIX & EATON

9400 East Market Street

Warren, Ohio 44484

330.856.2443

www.stoneridge.com

END